Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

PHARMACOSMOS A/S,

GENESIS MERGER SUB, INC.

and

G1 THERAPEUTICS, INC.

Dated as of August 6, 2024

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-iii-

Section 9.12.	Service of Process	71
Section 9.13.	Specific Performance	71
Section 9.14.	Interpretation	71

Annexes
Annex I	Conditions to the Offer
Annex II	Certificate of Incorporation of the Surviving Corporation
Annex III	Bylaws of the Surviving Corporation
Annex IV	Antitrust Laws

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 6, 2024 (this “Agreement”), among Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), Genesis Merger Sub, Inc., a Delaware corporation and indirectly wholly owned Subsidiary of Parent (“Purchaser”), and G1 Therapeutics, Inc., a Delaware corporation (the “Company”).

WHEREAS, the boards of directors of Parent, Purchaser and the Company each have approved the acquisition of the Company on the terms and subject to the conditions set forth in this Agreement, and, accordingly, Purchaser has agreed to commence a tender offer (as it may be amended, modified or extended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Tender Condition) and all of the issued and outstanding shares of Company Common Stock (each, a “Share” and, collectively, “Shares”), for $7.15 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of this Agreement, the “Offer Price”);

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive the Merger Consideration, upon the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares, (ii) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer;

WHEREAS, the boards of directors of Parent and Purchaser each have (i) declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement and consummate the Contemplated Transactions, including the Offer and the Merger, and (ii) adopted this Agreement and approved the execution, delivery and performance by Parent and the Purchaser of this Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger; and

WHEREAS, the sole stockholder of Purchaser will approve and adopt this Agreement promptly following its execution.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.1. The Offer.

(a) (i) Purchaser will, and Parent will cause Purchaser to, as promptly as practicable after the date of this Agreement ((A) but in no event later than the tenth Business Day following the date of this Agreement, provided, that if the principal offices of the SEC in Washington, D.C. are not open to accept filings on such date, the first day after such date that the principal offices of the SEC in Washington, D.C. are open to accept filings, and (B) without the consent of the Company, not to be unreasonably withheld, conditioned or delayed, in no event earlier than the date specified in clause (A)), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) the Offer to purchase for cash any (subject to the Minimum Tender Condition) and all Shares at the Offer Price. The obligation of Purchaser (and of Parent to cause Purchaser) to accept for payment and to pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the satisfaction or waiver (to the extent permitted hereunder) of those conditions set forth in Annex I (the “Offer Conditions”). Unless extended in accordance with Section 1.1(a)(ii), the Offer will expire at one minute after 11:59 p.m. Eastern Time on the twentieth Business Day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”), or, if the Offer has been extended in accordance with Section 1.1(a)(ii), at the time and date to which the Offer has been so extended (the Initial Expiration Date, and/or such later time and date to which the Offer has been extended in accordance with Section 1.1(a)(ii), the “Expiration Date”). Purchaser expressly reserves the right at any time or, from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that, without the prior written consent of the Company, Purchaser may not (A) decrease the Offer Price or change the form of the consideration payable in the Offer, (B) decrease the number of Shares sought pursuant to the Offer, (C) amend, modify, or waive the Minimum Tender Condition, (D) add to the Offer Conditions or impose any other conditions on the Offer, (E) amend or modify the Offer Conditions in a manner adverse to the holders of Shares, (F) extend the Expiration Date of the Offer except as required or permitted by Section 1.1(a)(ii), or (G) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer.

(ii) Subject to the terms and conditions of this Agreement and to the satisfaction or waiver (to the extent permitted hereunder) by Purchaser of the Offer Conditions as of any scheduled Expiration Date, Purchaser will accept for purchase and pay for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after such scheduled Expiration Date (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser shall not permit holders of Shares to tender Shares pursuant to the Offer pursuant to guaranteed delivery procedures. Purchaser will (A) extend the Offer for one or more periods of time of up to ten Business Days per extension if at any scheduled Expiration Date any Offer Condition is not satisfied and has not been waived (to the extent permitted hereunder) and

(B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or The Nasdaq Stock Market LLC (“Nasdaq”) applicable to the Offer; provided, that, Purchaser is not required to, and Purchaser will not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date. The Company will register (and will instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.

(b) On the date of commencement of the Offer, Parent and Purchaser will file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO (collectively with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that includes as exhibits the offer to purchase and related letter of transmittal, summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”) and will disseminate the Offer Documents to the holders of Shares, in each case, as and to the extent required by applicable federal securities Laws. The Company will furnish promptly to Parent and Purchaser all information reasonably requested by Parent and Purchaser concerning the Company and required by applicable federal securities Laws to be set forth in the Offer Documents. Except from and after a Change of Board Recommendation, Parent and Purchaser will afford the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the SEC, and consider any comments from the Company or its counsel in good faith. Parent and Purchaser will (i) promptly provide the Company and its counsel with a copy of any written comments (and/or a description of any oral comments) received by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, (ii) consult with the Company regarding any such comments prior to responding thereto, and consider any comments from the Company or its counsel in good faith and (iii) promptly provide the Company with copies of any responses to any such comments, in each case, except from and after a Change of Board Recommendation. Each of Parent, Purchaser and the Company will promptly correct any information provided by it for use in the Offer Documents if and to the extent that it has become aware that such information has become false or misleading in any material respect. Parent and Purchaser will take all steps necessary to cause the Offer Documents as so corrected to be promptly filed with the SEC and disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.

(c) Parent will, promptly following the expiration of the Offer, provide or cause to be provided to Purchaser the funds necessary to timely purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(d) Purchaser will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article VIII. If this Agreement is terminated pursuant to Article VIII, Purchaser will terminate the Offer promptly (and in any event within twenty-four hours of such termination of this Agreement pursuant to Article VIII), and Purchaser will not acquire any Shares pursuant to the Offer. If the Offer is terminated by Purchaser, if the Offer is terminated with consent of the Company or if this Agreement is terminated pursuant to Article VIII prior to the acquisition of Shares in the Offer, Purchaser will promptly (and in any event within two Business Days of such termination) return, and will cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable Law, all Shares tendered into the Offer to the registered holders thereof.

(e) The (i) Offer Price and (ii) Merger Consideration will be adjusted appropriately to reflect any reclassification, recapitalization, stock split (including a reverse stock split), combination, exchange or readjustment of shares of the Company, or any stock dividend or stock distribution occurring (or for which a record date is established) after the date of this Agreement and prior to (A) the payment by Purchaser for Shares validly tendered and not validly withdrawn in connection with the Offer (with respect to the Offer Price) or (B) the Effective Time (with respect to the Merger Consideration).

Section 1.2. Company Consent; Schedule 14D-9. As promptly as practicable on the date the Offer is commenced after the filing of the Offer Documents, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to the conditions set forth herein, the Company Board Recommendation. The Company will include in the Schedule 14D-9 the information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 constitutes a notice of appraisal rights under Section 262(d)(2) of the DGCL. The Company will establish the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL; provided, that, such record date will not be more than ten calendar days prior to the date that the Schedule 14D-9 is first mailed. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and, absent a Change of Board Recommendation, to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser, absent a Change of Board Recommendation, will disseminate a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser will furnish promptly to the Company all information concerning Parent and Purchaser reasonably requested by the Company or required by applicable federal securities Laws to be set forth in the Schedule 14D-9. Except with respect to any amendments filed in connection with an Acquisition Proposal or a Change of Board Recommendation, Parent and Purchaser and their counsel will be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC, and the Company will consider any comments from Parent, Purchaser or their counsel in good faith. The Company will (i) promptly provide Parent, Purchaser and their counsel with a copy of any written comments (and/or a description of any oral comments) received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, (ii) consult with Parent and Purchaser regarding any such comments prior to responding thereto and (iii) promptly provide Parent and Purchaser with copies of any responses to any such comments, except, in the case of each of clause (i) through (iii), with respect to comments related to an Acquisition Proposal or in connection with a Change of Board Recommendation. Each of the Company, Parent and Purchaser will promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it has become aware that such information has become false or misleading in any material respect. The Company will take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.

Section 1.3. Stockholder Lists. In connection with the Offer, the Company will cause its transfer agent to promptly furnish Parent and Purchaser with mailing labels, security position listings and computer files containing the names and addresses of the record holders of Shares as of a recent practicable date (such date, the “Stockholder List Date”), and the Company will furnish or cause to be furnished to Parent and Purchaser such information and assistance (including periodic updates of such information) as Parent or Purchaser or their agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of Shares. Except for such actions as are reasonably necessary to disseminate the Offer Documents, each of Parent and Purchaser will hold and use all information and documents provided to it under this Section 1.3 in accordance with the agreement regarding confidentiality, by and between Parent and the Company, dated February 6, 2024 (as amended or waived, the “Confidentiality Agreement”).

ARTICLE II

THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2. Closing; Effective Time. Subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251 of the DGCL), the closing of the Merger (the “Closing”) will take place (i) at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York or by electronic exchange of deliverables as soon as practicable following the consummation of the Offer, but in no event later than the first Business Day after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or (ii) at such other place or on such other date as Parent and the Company may mutually agree (such date, the “Closing Date”). At the Closing, the parties hereto will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”) and will make all other filings or recordings required under the DGCL in connection with the Merger.

Section 2.3. Effects of the Merger. The Merger will have the effects set forth herein and in the DGCL.

Section 2.4. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the Company Charter will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex II, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Purchaser, the Company Bylaws will be amended and restated in their entirety so as to read in the form of Annex III, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 2.5. Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation or removal, or until his or her successor is duly elected and qualified.

Section 2.6. Merger Without a Vote of Stockholders. The Merger will be governed by Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

Section 3.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), and as of the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable with respect to such Shares in accordance with Section 3.4;

(b) each Share held in the treasury of the Company or owned by Parent, Purchaser, the Company or any direct or indirect wholly owned Subsidiary of Parent, Purchaser or the Company, immediately prior to the Effective Time, will be cancelled and retired without any conversion thereof; and no payment or distribution will be made with respect thereto;

(c) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation; and

(d) each Dissenting Share immediately prior to the Effective Time will be cancelled and retired without any conversion thereof, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and treated as described in Section 3.3.

Section 3.2. Treatment of Equity Awards. The Company Board (or, if appropriate, a committee administering the Company Equity Plans) has adopted, or, as soon as practicable following the date of this Agreement (and, in any event, prior to the Effective Time), will adopt, resolutions providing that:

(a) each Company Stock Option (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled Company Stock Option will thereafter be entitled to receive (without interest), in exchange therefor, in consideration of the cancellation of such Company Stock Option, an amount in cash (less applicable tax withholdings pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option; provided, that in the event that the exercise price per Share under such Company Stock Option is equal to or greater than the Offer Price, such Company Stock Option shall be cancelled without any consideration being payable in respect thereof and shall have no further force or effect;

(b) each Company RSU (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled Company RSU will thereafter be entitled to receive (without interest), in exchange therefor, in consideration of the cancellation of such Company RSU, an amount in cash (less applicable tax withholdings pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time multiplied by (y) the Offer Price;

(c) each Company PSU (or portion thereof) that is outstanding immediately prior to the Effective Time will, to the extent not vested, automatically become fully vested and will be cancelled at the Effective Time, and the holder of such cancelled Company PSU will thereafter be entitled to receive (without interest), in exchange therefor, in consideration of the cancellation of such Company PSU, an amount in cash (less applicable tax withholdings pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company PSU immediately prior to the Effective Time multiplied by (y) the Offer Price. For purposes of clause (x) of the immediately preceding sentence, the total number of Shares subject to a Company PSU shall be the maximum number of Shares achievable under such Company PSU; and

(d) each Company DSU that is outstanding immediately prior to the Effective Time will, to the extent unvested, automatically become vested and will be cancelled at the Effective Time, and the holder of such Company DSU will thereafter be entitled to receive (without interest), in exchange therefor, in consideration of the cancellation of such Company DSU, an amount in cash (less applicable tax withholdings pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company DSU immediately prior to the Effective Time multiplied by (y) the Offer Price.

Subject to Section 3.6, Parent will cause the Surviving Corporation to make all payments to former holders of Company Equity Awards required under this Section 3.2 through the Surviving Corporation’s payroll systems as promptly as practicable after the Effective Time, and in any event, no later than the three (3) Business Days after the Effective Time; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A.

Section 3.3. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or effectively withdraws or otherwise loses his, her or its right to appraisal. From and after the Effective Time, a holder of Shares who has properly exercised appraisal rights will not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Shares, except those provided under Section 262 of the DGCL. A holder of Dissenting Shares will be entitled only to receive payment of the appraised value of such Shares in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder effectively withdraws or otherwise loses his, her or its right to appraisal in accordance with Section 262 of the DGCL, in which case such Dissenting Shares will be treated as if such Shares had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates, pursuant to Section 3.1.

(b) The Company will give Parent (i) reasonably prompt written notice of any written demands for payment of fair value received by the Company, and any withdrawals thereof, received from stockholders or provided to stockholders by the Company with respect to any Dissenting Shares or shares claimed to be Dissenting Shares and (ii) the opportunity and right to participate in all negotiations and proceedings with respect to demands for appraisal. The Company will not, except with the prior written consent of Parent or as otherwise required by applicable Law, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal. Prior to the Effective Time, the Company shall not be required to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(c) If any holder of Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to obtain payment of the fair value of such holder’s Dissenting Shares under the DGCL, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such holder’s Shares will no longer be Dissenting Shares and, if the occurrence of such effective withdrawal or loss is later than the Effective Time, will be treated as if such holder’s Shares, as of the Effective Time, had been converted into the right to receive the Merger Consideration, without interest thereon, as set forth in Section 3.1(a), upon surrender of the Certificate or Certificates.

Section 3.4. Surrender of Shares.

(a) Prior to the Acceptance Time, Parent will deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) cash in an amount sufficient to pay the aggregate Offer Price (calculated for the purposes of this Section 3.4(a) assuming that all outstanding Shares are tendered into the Offer), and Parent will cause the Paying Agent to timely make all payments contemplated in Section 3.4(b). Such cash may be invested by the Paying Agent as directed by Parent; provided (i) that such investments must be in short-term obligations of the United States of America with maturities of no more than thirty days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Purchaser or the Paying Agent from making the payments required by this Article III and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement. In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Offer Price, Parent will promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payment pursuant to Section 3.4(b). The aggregate Offer Price as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 3.4(b), except as expressly provided for in this Agreement. Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.

(b) As promptly as practicable after the Effective Time (and in any event within three Business Days thereafter), Parent will cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding Shares which were converted pursuant to Section 3.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form reasonably acceptable to Parent and the Company (which will (x) specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of such Certificate to the Paying Agent and (y) contain such other provisions as are customary and reasonably acceptable to Parent and the Company) and (ii) instructions for effecting the surrender of the Certificate, as well as a duly completed letter of transmittal, and such other customary documents, each in a form reasonably acceptable to the Company and Parent, as may be reasonably required to be delivered pursuant to the instructions contained in the letter of transmittal, in exchange for payment of the Merger Consideration payable pursuant to this Agreement. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed, and such other customary documents, each in a form reasonably acceptable to the Company and Parent, as may be reasonably required to be delivered pursuant to the instructions of such letter of transmittal, the holder of such Certificate will be entitled to receive in exchange therefor Merger Consideration for each Share formerly represented by such Certificate, and the Certificate so surrendered will be cancelled. Until surrendered as contemplated by this Section 3.4(b), each Certificate will be deemed, at any time after the Effective Time, to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation; provided, that, notwithstanding the foregoing, in the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Shares may be made to a Person other than the Person in whose name the Certificates so surrendered are registered if such Certificates are properly endorsed or otherwise are in proper form for transfer and the Person requesting such payment pays any transfer or other Taxes required by reason of the payment of the Merger Consideration in respect thereof or establishes, to the reasonable satisfaction of the Surviving Corporation, that such Tax has been paid or is not applicable.

(c) A holder of record of book-entry Shares (“Book-Entry Shares”) that immediately prior to the Effective Time represented outstanding Shares which were converted pursuant to Section 3.1 into the right to receive Merger Consideration will, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive in exchange for such Book-Entry Shares, Merger Consideration for each Share formerly represented by such Book-Entry Share, and such Book-Entry Share will be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share will be deemed, at any time after the Effective Time, to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation.

(d) At any time following the date that is twelve months after the Effective Time, Parent may require the Paying Agent to deliver to Parent any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable upon surrender of a Certificate or Book-Entry Share. The Surviving Corporation will pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration. None of Parent, Purchaser, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered, or the applicable “agent’s message” or other evidence is not received in respect of a Book-Entry Share, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any Merger Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) previously entitled thereto.

(e) From and after the Effective Time, the stock transfer books of the Company will be closed, and no subsequent transfers of Shares that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article III.

(f) In the event that any Certificate has been lost, stolen or destroyed (and, if required by Parent or the Paying Agent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), upon the holder’s delivery of an affidavit of loss to the Paying Agent, Parent will cause the Paying Agent to deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate in accordance with this Agreement.

Section 3.5. Section 16 Matters. Prior to the Acceptance Time, the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Shares and Company Equity Awards in the Contemplated Transactions.

Section 3.6. Withholding. Each of Purchaser and Parent will be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from any amounts payable or otherwise deliverable in accordance with this Agreement such amounts as are required to be deducted or withheld therefrom in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations thereunder or any other applicable federal, state, local or non-U.S. Tax Law. To the extent such amounts are so deducted or withheld and properly paid over to the appropriate Governmental Body, such amounts will be treated as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding anything to the contrary in this Agreement, any amounts subject to compensatory withholding and payable pursuant to or as contemplated by this Agreement will be remitted by the applicable payer to the Company for payment through the Company’s or a Company Subsidiary’s payroll procedures in accordance with applicable Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents filed and publicly available after January 1, 2020 through at least one (1) Business Day prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Purchaser as follows:

Section 4.1. Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not have a Company Material Adverse Effect. The Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect. True and complete copies of the Company Charter and the Company Bylaws in each case as in full force and effect as of the date hereof (the “Company Organizational Documents”) have been heretofore made available to Parent and Purchaser.

Section 4.2. Authorization; Valid and Binding Agreement. Assuming the Contemplated Transactions are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, the Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the Merger. The Company Board has unanimously (a) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Shares, (b) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions, including the Offer and the Merger, and (c) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”), which actions have not, as of the date of this Agreement, been rescinded, modified or withdrawn. No other corporate action, on the part of the Company, is necessary to authorize this Agreement. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Purchaser and Parent, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3. Capital Stock.

(a) The authorized capital stock of the Company consists of 125,000,000 shares of capital stock, consisting of (i) 120,000,000 Shares and (ii) 5,000,000 shares of Company Preferred Stock.

(b) As of August 5, 2024 (the “Measurement Date”), (i) 52,758,191 Shares were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) an aggregate of 11,305,322 Shares were reserved for issuance under the Company Equity Plans upon or otherwise deliverable in connection with Company Equity Awards, of which 6,887,868 Shares are subject to outstanding Company Stock Options, 2,303,365 Shares are subject to outstanding Company RSUs and Company PSUs, 100,000 Shares are subject to outstanding Company DSUs and 26,666 Shares were held in the treasury of the Company.

(c) Section 4.3(c) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of outstanding Company Equity Awards, including, with respect to each Company Equity Award, (i) the number of the Shares subject thereto, (ii) the holder thereof and (iii) the exercise price (if any).

(d) Except as disclosed in this Section 4.3 or set forth in Section 4.3(d) of the Company Disclosure Letter or for changes since the Measurement Date resulting from the exercise of Company Stock Options or settlement of Company RSUs, Company PSUs or Company DSUs on such date or grants of Shares or Company Equity Awards, the Company has no outstanding Company Securities.

Section 4.4. Subsidiaries; Other Interests. The Company does not have any Subsidiaries. Except as set forth on Section 4.4 of the Company Disclosure Letter, (a) the Company does not own any other capital stock, equity interests, or voting securities of any other Person, nor (b) is the Company party to any binding or enforceable agreement to, or have any other obligation to, purchase or otherwise take ownership of any capital stock, equity interests, or voting securities of any other Person.

Section 4.5. No Breach. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Offer and the Merger will (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.6 have been obtained, and all filings and obligations described in Section 4.6 have been made, conflict with or violate any Law, order, judgment or decree to which the Company or any of its properties or assets is subject, except any conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect, or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under any Company Material Contract, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not reasonably be expected to have a Company Material Adverse Effect or as otherwise set forth in Section 4.5(c) of the Company Disclosure Letter. The Company is not in violation in any material respect of any material provision of the Company Organizational Documents.

Section 4.6. Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and such Antitrust Laws of other jurisdictions as set out in Annex IV, (b) applicable requirements of the Exchange Act, (c) any filings required by Nasdaq, (d) the filing of the Certificate of Merger, (e) as set forth in Section 4.6 of the Company Disclosure Letter and (f) such other filings the failure of which to be obtained or made, individually or in the aggregate, would not have a Company Material Adverse Effect, in each case, the Company is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body is required to be obtained by the Company in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations required under any of the Company Leases or the failure of which to obtain would not have a Company Material Adverse Effect.

Section 4.7. SEC Reports; Disclosure Controls and Procedures.

(a) The Company has timely filed or furnished (as applicable) all reports and other documents with the SEC required to be filed or furnished (as applicable) by the Company under the Exchange Act since January 1, 2022 (all such filed or furnished reports, documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Documents, as in effect on the date so filed, and (ii) at the time of filing, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements contained in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(c) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Balance Sheet Date, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since the Balance Sheet Date, neither the Company nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

(e) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review or investigation.

(f) The Company is not a party to, nor has any commitment to become a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

Section 4.8. No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited balance sheet of the Company as of the Balance Sheet Date, that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business, (c) for performance obligations on the part of the Company pursuant to the terms of any Company Material Contract (other than liabilities or obligations due to breaches thereunder), (d) as incurred in connection with this Agreement or the Contemplated Transactions or negotiations with other entities regarding similar potential transactions, (e) as set forth in Section 4.8 of the Company Disclosure Letter or (f) that, individually or in the aggregate, would not have a Company Material Adverse Effect, the Company does not have any liabilities, indebtedness, expenses or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case, required by GAAP to be recorded, reflected or reserved against in the balance sheet of the Company (or disclosed in the notes to such balance sheet).

Section 4.9. Absence of Certain Developments. From the Balance Sheet Date to the date of this Agreement, the Company has not experienced a Company Material Adverse Effect. Except in connection with the Contemplated Transactions, from the Balance Sheet Date to the date of this Agreement, the Company has carried on and operated its business in all material respects in the ordinary course of business, and the Company has not taken, committed or agreed to take any actions that would have been prohibited by Section 6.1(b)(vi), Section 6.1(b)(vii), Section 6.1(b)(x), Section 6.1(b)(x), Section 6.1(b)(xii), or Section 6.1(b)(xiv) (or Section 6.1(b)(xxiii) solely with respect to any of the foregoing) if such covenants had been in effect as of the Balance Sheet Date.

Section 4.10. Compliance with Laws.

(a) Except as would not have a Company Material Adverse Effect, the Company is, and has been since the Reference Date, in compliance with all Laws applicable to it, any of its properties or other assets or its business or operations.

(b) Except, in each case, as would not have a Company Material Adverse Effect, since the Reference Date, (i) the Company has not received any written notice from any Governmental Body that alleges (A) any violation or noncompliance (or reflects that the Company is under investigation or the subject of an inquiry by any such Governmental Body or such alleged noncompliance)of any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation, limitation or restriction of any Company Permit, and (ii) the Company has not entered into any agreement or settlement with any Governmental Body with respect to its actual or alleged noncompliance with, or violation of, any applicable Law.

(c) Except, in each case, as would not have a Company Material Adverse Effect, the Company has in effect all material Permits necessary for it to own, lease, or operate its properties and to carry on its business as now conducted and all such Permits are in full force and effect.

(d) Except as would not have a Company Material Adverse Effect, since the Reference Date, the Company has timely filed all material reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body and have timely paid all fees and assessments due and payable in connection therewith.

(e) The Company and each of its officers and directors are in material compliance with, and have complied in all material respects with, (i) the applicable provisions of Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.11. Title to Tangible Properties.

(a) The Company holds good and valid title to, or holds pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of the Company, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company is in reasonable working order (subject to reasonable wear and tear).

(b) The leased real property described in Section 4.11(b) of the Company Disclosure Letter (the “Company Leased Real Property”) is a true and complete list of all of the real property leased by the Company as of the date of this Agreement. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements or other contracts granting to any person (other than the Company) the right to use or occupy the Company Leased Real Property, and, to the Company’s Knowledge, no other Person (other than the Company) is in possession of the Company Leased Real Property (except pursuant to Permitted Liens). The leases for the Company Leased Real Property (collectively, the “Company Leases”) are in full force and effect. Except as would not have a Company Material Adverse Effect, each of the Company Leases is valid, binding and enforceable on the Company and, to the Company’s Knowledge, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally, and subject to general principles of equity, and is in full force and effect, and the Company has performed all material obligations required to be performed by it to date under each such Company Lease. Neither the Company nor, to the Company’s Knowledge, any other party to the Company Leases is in default in any material respect under any of such Company Leases, nor has the Company given or received written notice of termination, cancellation, breach or default under any such Company Lease, which breach or default has not been cured. No event has occurred which, if not remedied, would result in a default by the Company in any material respect under the Company Leases, and, to the Company’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company in any material respect under the Company Leases. There are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase or lease the Company Leased Real Property or any portion thereof or interest therein (except pursuant to a Permitted Lien).

(c) The Company does not own any real property.

Section 4.12. Tax Matters.

(a) (i) The Company has timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them, (ii) such Tax Returns are complete and correct in all material respects and (iii) the Company has paid all material Taxes shown as due and payable on any such Tax Return.

(b) The Company has never been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(c) The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code).

(d) Except as would not have a Company Material Adverse Effect individually or in the aggregate taking into account other representations in this Section 4.12(d):

(i) the Company currently is not the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice or any automatic extensions;

(ii) the Company’s most recent financial statements included in the Company SEC Documents reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company through the date of such financial statements. The Company has not incurred any Liability for Taxes since the date of the Company’s most recent financial statements included in the Company SEC Documents outside of the ordinary course of business or otherwise inconsistent with past practice;

(iii) (A) there are no Liens for Taxes (other than Taxes not yet due and payable or the amount or validity of which is being contested in good faith and for which adequate reserves in accordance with GAAP has been made in the Company’s most recent financial statements included in the Company SEC Documents) upon any of the assets of the Company, (B) the Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, individual independent contractor, creditor, stockholder or other Person (including, without limitation, Sections 1441 and 1442 of the Code or similar provisions under any state, local, and non-U.S. Law) and complied with all information reporting and backup withholding provisions of applicable Law, and (C) the Company has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(iv) no U.S., federal, state, local or non-U.S. Actions relating to Taxes are pending or being conducted with respect to the Company;

(v) the Company has not received any written notice of proposed deficiency or adjustment of any Taxes that has not been satisfied by payment, withdrawn or otherwise resolved;

(vi) the Company (A) is not a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business or an agreement that does not relate primarily to Taxes), (B) has not been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the parent of which is the Company) or (C) does not have liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law);

(vii) the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (B) adjustment under Section 481(a) of the Code or any comparable provision of state, local, or non-U.S. Law by reason of a change in accounting method or otherwise, (C) installment sale or open transaction disposition made on or prior to the Closing Date; (D) prepaid amount received on or prior to the Closing Date; or (E) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto, in each case, that is reasonably likely to result in cash Taxes after the Closing Date;

(viii) no claim has ever been made in writing by any taxing authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction;

(ix) the Company has never had a permanent establishment or otherwise been subject to Tax in a jurisdiction other than the country of its formation;

(x) the Company has not requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding; and

(xi) the Company has not made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Body with respect to any amount of Taxes.

(e) Notwithstanding any other provision of this Agreement, (i) nothing in this Agreement will be construed as providing a representation or warranty with respect to the existence, amount, Expiration Date or limitations on (or availability of) any Tax attribute (including methods of accounting) of the Company, and (ii) except for certain representations with respect to Taxes in Section 4.17, the representations in this Section 4.12 are the only representations and warranties being made with respect to Tax matters.

Section 4.13. Contracts and Commitments.

(a) As of the date of this Agreement, the Company is not a party to or bound by any:

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, or any Company SEC Documents filed after the date of filing of such Form 10-K until the date of this Agreement;

(ii) Contract (A) relating to the disposition or acquisition by the Company of a material amount of assets (1) after the date of this Agreement, other than the sale of inventory in the ordinary course of business, or (2) prior to the date of this Agreement, that contains any material ongoing obligations (including sale of inventory, indemnification, “earn-out” or other contingent obligations) that are still in effect that are expected to result in claims in excess of $250,000 or (B) pursuant to which the Company will acquire any material ownership interest in any other person or other business enterprise;

(iii) collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body (other than any statutorily mandated agreement in a non-U.S. jurisdiction);

(iv) employment agreement with any employee of the Company that is not immediately terminable at-will by the Company with less than 60 days’ notice and without any severance payments due or Contract providing for retention payments, change of control payments or any other payment or benefit that will become due solely as a result of the Merger;

(v) Contract establishing any joint venture, partnership, limited liability company or collaboration, in each case, that contemplates payments in excess of $250,000 in any calendar year;

(vi) Contract (A) prohibiting or materially limiting the right of the Company to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company to purchase or otherwise obtain any material product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any material product or service exclusively to a single party, (C) requiring the Company or its Subsidiary to conduct any business on a “most favored nations” basis with any third party, or (D) under which any Person has been granted the right to manufacture, sell, market or distribute any Product on an exclusive basis to any Person or group of Persons or in any geographical area;

(vii) Contracts in respect of Indebtedness for borrowed money of $250,000 or more (whether incurred, assumed, guaranteed or secured by any asset);

(viii) Contract (other than a Company Plan) between the Company, on the one hand, and any Affiliate of the Company, on the other hand;

(ix) Contract relating to the voting or registration of any securities;

(x) Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interests or assets in favor of a party other than the Company;

(xi) Contract under which the Company is expected to make annual expenditures or receive annual revenues in excess of $1,000,000 during the current or a subsequent fiscal year;

(xii) Contract that obligates the Company to make any capital commitment, loan or similar expenditure in an amount in excess of $500,000;

(xiii) corporate integrity agreements, consent decrees, deferred prosecution agreements or other similar types of agreements with Governmental Bodies that have existing or contingent performance obligations;

(xiv) Contracts of the Company relating to the settlement of any Action;

(xv) Contracts of the Company that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of the Company or otherwise prohibit, limit or restrict the pledging of capital stock of the Company or prohibit, limit or restrict the issuance of guarantees by the Company other than the Company Equity Plans or any Contracts evidencing awards granted under the Company Equity Plans;

(xvi) Contracts with third party manufacturers and suppliers for the manufacture and/or supply of materials or products in the supply chain for Products that involve amounts invoiced in excess of $1,000,000 during the current or a subsequent fiscal year;

(xvii) Contract that by its terms calls for or otherwise may require royalties, milestone payments or similar contingent payments;

(xviii) Contract that contemplates payments in excess of $1,000,000 in any calendar year (A) that relates to the research, testing, clinical trial, development, commercialization, manufacture, marketing, importation, exportation, sale, distribution, supply or license of any Product, including Contracts with contract manufacturing organizations or contract research organizations, or (B) under which clinical, pre-clinical or non-clinical data relating to any Product is or may be generated; or

(xix) Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xix) above of this Section 4.13(a) or excluded therefrom due to the exception of being filed as an exhibit to the Company SEC Documents, together with each Company Lease listed or required to be listed in Section 4.11(b) of the Company Disclosure Letter, but excluding, in all cases, each Company Plan, is referred to herein as a “Company Material Contract.”

(b) (i) Except as would not have a Company Material Adverse Effect, the Company (A) is not, and has not received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has not waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, material amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise).

Section 4.14. Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all (i) Patents, (ii) Trademarks and (iii) material Copyrights, in each instance, that are owned by the Company and that are registered with a Governmental Body as of the date of this Agreement, or with respect to which the Company has filed an application for registration pending as of the date of this Agreement, except for any such Patents, Trademarks or Copyrights that have been abandoned by the Company as of the date of this Agreement in the normal course of business or for which registration has expired (collectively, “Company Registered Intellectual Property”), indicating for each such item in clauses (i), (ii), and (iii), as applicable and as of the date of this Agreement, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date. Section 4.14(a) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, a list of all material internet Domain Names with respect to which the Company is the registrant. Each of the Patents included in the Company Registered Intellectual Property that are owned solely by the Company (and, to the Knowledge of the Company, with respect to co-owned Patents), properly identifies by name each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Patent is issued or pending.

(b) The Company (i) has, to the Knowledge of the Company, made necessary filings and paid necessary registration, maintenance, renewal and other fees required for maintaining all Company Registered Intellectual Property and (ii) is the exclusive or joint owner (as indicated in Section 4.14(a) of the Company Disclosure Letter) of the Company Registered Intellectual Property, free and clear of all Liens (except for Permitted Liens, rights, title or interests granted under the IP Contracts, and Liens set forth in Section 4.14(b) of the Company Disclosure Letter).

(c) To the Knowledge of the Company, (i) the Company possesses legally sufficient rights to use all Company-Licensed Intellectual Property and (ii) there is not any Intellectual Property owned by any other Person that is required by the Company to conduct its business as currently conducted; provided, however, that the foregoing will not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 4.14(d) below. To the Knowledge of the Company, except as set forth in Section 4.14(c) of the Company Disclosure Letter, the Company will be permitted to exercise all of the Company’s rights under the IP Contracts immediately following the Closing to the same extent the Company would have been able to immediately prior to the Closing, in all material respects, and without the payment of any additional funds other than ongoing fees, royalties or payments that the Company would otherwise be required to pay.

(d) To the Knowledge of the Company, the Company’s business as currently conducted does not misappropriate, infringe or otherwise violate the Intellectual Property of any Person in any material respect. Since the Reference Date, the Company has not received any written notice from any Person (i) claiming that the conduct of the Company’s business misappropriated, infringed or otherwise violated the Intellectual Property of such Person, (ii) challenging or questioning the Company’s right, interest or title in any of the Owned Intellectual Property or (iii) alleging that any of the Owned Intellectual Property is invalid or unenforceable.

(e) Since the Reference Date and to the Knowledge of the Company, (i) no Person has misappropriated, infringed or otherwise violated any Owned Intellectual Property in any material respect and (ii) no written claims are pending or, to the Knowledge of the Company, threatened, against the Company (A) challenging the Company’s ownership of any Owned Intellectual Property or (B) challenging the validity or enforceability of any Owned Intellectual Property. Except as set forth in Section 4.14(e) or Section 4.14(h) of the Company Disclosure Letter, none of the Owned Intellectual Property is subject to any pending or outstanding directive, order or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Owned Intellectual Property by the Company, or otherwise materially adversely affects the validity, scope, use, registrability, or enforceability of any Owned Intellectual Property.

(f) To the Knowledge of the Company, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (alone or in combination with any other event), and the compliance with the provisions of this Agreement do not and will not conflict with, alter, or impair, any of the rights of the Company in any Owned Intellectual Property or Company-Licensed Intellectual Property or the validity, enforceability, use, right to use, ownership, priority, duration, scope, or effectiveness of any Owned Intellectual Property or Company-Licensed Intellectual Property, in each case, in any material respect.

(g) Except as set forth in Section 4.14(g) of the Company Disclosure Letter, no government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Owned Intellectual Property. Except as set forth in Section 4.14(g) of the Company Disclosure Letter, and to the Knowledge of the Company, no Person who was involved in, or who contributed to, the creation or development of any Owned Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect the Company’s rights in the Owned Intellectual Property, in any material respect. Except as set forth in Section 4.14(g), of the Company Disclosure Letter, no Governmental Body or academic institution has any right to, ownership of or right to royalties for any Owned Intellectual Property.

(h) Section 4.14(h) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all IP Contracts to which the Company is a party. To the Knowledge of the Company, the Company is not in default of any such IP Contract in any material respect.

(i) The Company has maintained commercially reasonable practices to protect the confidentiality and secrecy, and against the unauthorized disclosure of the Company’s material Trade Secrets, including by requiring employees and individual independent contractors with access to such Trade Secrets to execute written agreements requiring them to maintain the confidentiality of such Trade Secrets.

(j) Each service provider who, in the course of providing services to the Company, has been involved in the development of Intellectual Property owned by the Company, has executed a valid and enforceable agreement assigning to the Company all such Intellectual Property developed by the respective service provider (an “IP Assignment Agreement”), except to the extent that enforceability may be subject to, and limited by the effect of (x) any applicable bankruptcy, insolvency, reorganization, moratorium, receivership or other similar laws affecting the enforcement of creditors’ rights generally and (y) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity. To the Knowledge of the Company, no service provider in the foregoing sentence is in material breach of any term of any IP Assignment Agreement.

(k) The Company makes no additional representations and warranties with respect to any Intellectual Property matters except as expressly set forth in Section 4.13 and this Section 4.14.

Section 4.15. Litigation. As of the date of this Agreement, no Actions are pending or, to the Company’s Knowledge, threatened in writing against the Company, at law or in equity, or before or by any Governmental Body, and the Company is not subject to or in violation of any outstanding material judgment, injunction, rule, order or decree of any court or Governmental Body, in each case, except as would not have a Company Material Adverse Effect.

Section 4.16. Insurance. The Company has made available complete and accurate copies of all material insurance policies under which the Company is an insured or otherwise the principal beneficiary of coverage (collectively, the “Insurance Policies”). Each Insurance Policy is in full force and effect, and (a) the Company is not in breach or default under any Insurance Policy, (b) no notice of cancellation or termination has been received with respect to any Insurance Policy and (c) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under any such Insurance Policy, except as would not have a Company Material Adverse Effect. As of the date hereof, there are no pending material claims under any Insurance Policy as to which any insurer has, in a written notice to the Company, denied coverage, other than routine reservation of rights letters. The Company has made available to Parent or Purchaser an accurate and complete copy of all insurance policies set forth or required to be set forth on Section 4.16 of the Company Disclosure Letter.

Section 4.17. Employee Benefit Plans.

(a) Section 4.17(a) of the Company Disclosure Letter lists all material Company Plans.

(b) With respect to each material Company Plan that is not filed as an exhibit to a Company SEC Document, the Company has made available to Parent or Purchaser true and correct copies of the following (as applicable) prior to the date of this Agreement: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents, (iv) a copy of all material, non-routine correspondence with any Governmental Body relating to a Company Plan within the last three years and (v) the most recent Internal Revenue Service determination or opinion letter.

(c) Each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, and, to the Knowledge of the Company, nothing has occurred which could be reasonably expected to cause the loss of such qualified status for such Company Plan. Each Company Plan has been administered and maintained in all material respects in accordance with its terms and with the requirements of the applicable provisions of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Law.

(d) With respect to each Company Plan, there are no material Actions pending or, to the Company’s Knowledge, threatened in writing, other than routine claims for benefits.

(e) Except as set forth on Section 4.17(e) of the Company Disclosure Letter, neither the Company nor any of its ERISA Affiliates has at any time within the last six years sponsored or contributed to, or had any Liability in respect of, a plan that is or was during such period (i) subject to Title IV of ERISA or Sections 412 or 430 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or (y) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) Except as set forth on Section 4.17(f) of the Company Disclosure Letter, the Company does not provide to a current or former officer, director, employee or individual independent contractor (or any spouse or dependent thereof) any life insurance or medical, dental or vision coverage under a welfare plan (as defined in Section 3(1) of ERISA) after his or her termination of employment or service with the Company, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other applicable Law.

(g) Except as set forth on Section 4.17(g) of the Company Disclosure Letter, and except as otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of another event (including a termination of employment or service), (i) result in any payment becoming due to any current or former officer, director, employee or individual independent contractor of the Company under any Company Plan, (ii) increase any benefits or compensation otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits under any Company Plan, (iv) directly or indirectly cause the Company to transfer or set aside any assets to fund or otherwise provide benefits under any Company Plan, or (v) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. As of the date hereof, the Company has no obligation to indemnify or gross-up any individual for any Tax incurred pursuant to section 4999 or 409A of the Code.

Section 4.18. Environmental Compliance and Conditions. Except for matters that would have a Company Material Adverse Effect:

(a) the Company is, and since the Reference Date has been, in compliance with all applicable Environmental Laws;

(b) the Company has obtained and compiled with and is in compliance with all Permits required under Environmental Laws to operate its business at the Company Leased Real Property as presently conducted, and has not received any notice of revocation or any threat to revoke, modify or terminate any Permits;

(c) except for matters that are resolved, the Company has not received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws (“Environmental Liabilities”); and

(d) to the Company’s Knowledge, the Company has not released any Hazardous Substance on, under or about the Company Leased Real Property or any other real property now or formerly occupied or used by the Company in a manner that reasonably could be expected to give rise to Liability for the Company under any Environmental Laws.

(e) the Company has not assumed, by Contract, operation of Law or otherwise, any Environmental Liabilities of any other Person.

Section 4.19. Employment and Labor Matters.

(a) The Company is not a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body. The Company has not experienced any picketing, strike, slowdown, work stoppage, lockout or grievance, claim of unfair labor practices or other collective bargaining dispute since the Reference Date. To the Knowledge of the Company, as of the date hereof, no organizational effort is presently being made or, to the Knowledge of the Company, threatened on behalf of any labor union, works council or other employee representative body as it relates to employees of the Company.

(b) Except to the extent such noncompliance would not, individually or in the aggregate, have a Company Material Adverse Effect, as of the date of this Agreement the Company is, and between the Reference Date and the date of this Agreement has been, in compliance with all Laws relating to labor, labor relations and employment, including all such Laws relating to wages (including minimum wage and overtime wages), discrimination, harassment, retaliation, workers’ compensation, safety and health, immigration, work authorization, worker classification equal opportunity, employee leave, vacation, (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law.

(c) The Company has not implemented a “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) between the Reference Date and the date of this Agreement.

(d) To the Knowledge of the Company, no current executive officer of the Company has given notice of termination of employment as a result of the Contemplated Transactions.

(e) Since the Reference Date, the Company has not entered into a settlement agreement with any employee resolving allegations of sexual harassment by an employee in a managerial or executive position, and to the Knowledge of the Company, as of the date hereof, there are no claims, actions or proceedings pending against the Company, in each case, involving allegations of sexual harassment by any employee in a managerial or executive position.

Section 4.20. FDA and Regulatory Matters.

(a) The Company holds, and has held since the Reference Date, all material Permits under the FDA Laws necessary for the lawful operation of the business of the Company as currently conducted (the “Company Permits”), and, to the Knowledge of the Company, all such Company Permits are valid and in full force and effect. Except as would not have a Company Material Adverse Effect, since the Reference Date, to the Knowledge of the Company, (i) the Company is, and has been, in compliance with the terms of all Company Permits, including the making of all filings, declarations, listings, registrations, reports, notices, and submissions required thereunder, and (ii) there has not occurred any violation of, default or other noncompliance under any Company Permit. There is no Action pending or, to the Knowledge of the Company, threatened seeking the revocation, withdrawal, suspension, cancellation, termination or modification of any material Company Permit. To the Knowledge of the Company, the Contemplated Transactions, in and of themselves, will not cause the revocation or cancellation of any material Company Permit pursuant to the terms of any such Company Permit.

(b) To the Knowledge of the Company, since the Reference Date, all Products that are subject to the jurisdiction of the FDA or other Governmental Body are being, and have been, researched, developed, tested, manufactured, imported, exported, labeled, packaged, handled, stored, marketed, promoted, commercialized, wholesaled, and distributed, and all non-clinical and clinical studies for the Products are being, and have been conducted, by the Company and any Person acting on its behalf in compliance in all material respects with all applicable Company Permits and FDA Laws.

(c) The Company has not committed any act, made any statement or failed to make any statement or take any act that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for any Governmental Body to invoke any similar policy or that could otherwise constitute noncompliance with any applicable Law. Since the Reference Date, neither the Company, any of its officers or directors, nor, to the Knowledge of the Company, any of its employees, contractors or agents has been debarred or convicted of a crime that has resulted in debarment under FDA Laws, including, 21 U.S.C. Section 335a, or has been disqualified as a clinical investigator under FDA Laws, and no claims, Actions, proceedings or investigations that would reasonably be expected to result in such debarment or disqualification are pending or, to the Knowledge of the Company, threatened against the Company or any of its officers, directors, employees, contractors or agents.

(d) Neither the Company nor, to the Knowledge of the Company, any Person acting on its behalf has received any warning letter, untitled letter, adverse inspectional finding, penalty, fine, sanction, notice of violation letter, Form FDA 483 or any other written notice or communication from the FDA or other Governmental Body alleging or asserting material noncompliance with any FDA Laws or Company Permits with respect to any Product.

(e) Neither the Company nor, to the Knowledge of the Company, any Person acting on its behalf has initiated, conducted or issued any material recall, safety alert, “dear doctor” letter, discontinuation, market withdrawal, suspension, or investigator notice relating to an alleged lack of safety, efficacy, or material compliance of any Product and, to the Knowledge of the Company, there are no Actions pending seeking, any of the foregoing.

(f) Except as would not have a Company Material Adverse Effect, the Company is, and at all times between the Reference Date and the date of this Agreement has been, in material compliance with all applicable Healthcare Laws, and there is no civil, criminal, administrative or other action, subpoena, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or, to the Knowledge of the Company, overtly threatened in writing by a Governmental Body against the Company related to such Healthcare Laws. Since the Reference Date, neither the Company nor any officer, director, employee, agent or contractor, or, to the Knowledge of the Company, any other person engaged by or having a relationship with the Company, is, nor has been, a party to any corporate integrity agreements, individual integrity agreement, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Body.

(g) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor, to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on its behalf, has since the Reference Date (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or other Anti-Corruption and Anti-Bribery Laws in any countries in which the Company conducts business, (ii) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money, (iii) provided, offered, gifted or promised, directly or indirectly through another Person, anything of value to any Government Official for the purpose of (x) unlawfully influencing any act or decision of such Government Official in their official capacity, inducing such Government Official to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the Company or (y) inducing such Government Official to use his or her influence in an unlawful manner to affect or influence any act or decision of any Governmental Body, (iv) violated any sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control or any other applicable sanctions, or (v) received written notice that it is subject to any investigation by any Governmental Body with regard to violations of any applicable Anti-Corruption and Anti-Bribery Laws or sanctions. “Government Official” means any person employed by or that is an agent of any Governmental Body or any political party or that is a candidate for Governmental Body office, or the family member or close Affiliate of any of these.

(h) Between the Reference Date and the date of this Agreement, the Company: (i) has not been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program, (ii) has not been debarred, excluded suspended or otherwise deemed ineligible from participation in any Federal Health Care Program, (iii) has not had a civil monetary penalty assessed against it under 42 U.S.C. §1320a-7a, (iv) is not currently listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies, or (v) to the Knowledge of the Company, has not engaged in any activity that is in violation of, or is cause for civil penalties, debarment or mandatory or permissive exclusion under federal or state Laws. Between the Reference Date and the date of this Agreement, Company has not been subject to any type of investigation that is pending or, to Company’s Knowledge, pending and not served or threatened or that has been threatened, in each case by the Department of Health and Human Services Officer of Inspector General or the Department of Justice pursuant to any Healthcare Laws or Federal Health Care Program-related offense.

(i) Except as would not have a Company Material Adverse Effect, the Company has an operational healthcare compliance program that: (i) governs all employees, (ii) is consistent with the current U.S. Federal Sentencing Guidelines standards for effective compliance programs, and (iii) is consistent with the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals. The Company and its officers, directors and employees, to the Knowledge of the Company, further operate in material compliance with such healthcare compliance program.

(j) Except as would not have a Company Material Adverse Effect, the Company (i) has in place current agreements for its marketed product to participate in Federal Health Care Programs and (ii) is in material compliance with all such agreements.

Section 4.21. Brokerage. Other than Centerview Partners LLC (“Centerview”), no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company. The Company has made available to Parent and Purchaser accurate and complete copies of any engagement letters to which Centerview is entitled to any financial advisory fee in connection with the Contemplated Transactions.

Section 4.22. State Takeover Statutes. Assuming the truth and accuracy of the representations and warranties set forth in Section 5.9, (i) the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions, and (ii) to the Knowledge of the Company, no “fair price,” “moratorium,” “control share acquisition” or similar provision of any antitakeover Law (collectively, “Takeover Laws”) enacted under of any state Laws in the United States or any similar antitakeover provision in the Company Charter or the Company Bylaws is or will be applicable to this Agreement, the Contemplated Transactions or any of the transactions contemplated hereby.

Section 4.23. Affiliate Transactions. Except (a) as set forth on Section 4.23 of the Company Disclosure Letter or (b) for directors’ and employment-related material Contracts filed or incorporated by reference as an exhibit to a Company SEC Document pursuant to Item 404 of Regulation S-K filed by the Company prior to the date hereof and for any intercompany agreements, as of the date hereof, no present or former executive officer, director, employee, stockholder, partner, consultant or Affiliate of the Company, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of their respective properties or assets or has any material interest in any material property owned by the Company or has engaged in any material transaction with any of the foregoing within the last 12 months (each, an “Affiliate Transaction”).

Section 4.24. Disclosure. None of the information supplied or to be supplied by or on behalf of the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will not, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Purchaser or any Affiliate of Parent or Purchaser in writing specifically for inclusion in the Offer Documents or the Schedule 14D-9. The Schedule 14D-9 will, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

Section 4.25. No Rights Agreement. The Company is not a party to a stockholder rights plan, “poison pill” or similar takeover agreement or plan.

Section 4.26. Opinion. The Company Board (in such capacity) has received the oral opinion of Centerview, as financial advisor to the Company, on or prior to the date of this Agreement, to be confirmed by delivery of a written opinion, that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, each of the Offer Price of $7.15 in cash, without interest, to be paid to the holders of Shares (other than Dissenting Shares, any Shares described in Section 3.1(b) and any shares of Company Common Stock held by any Affiliate of the Company or Parent) and the Merger Consideration of $7.15 in cash, without interest, to be paid to the holders of Shares (other than Dissenting Shares, any shares of Company Common Stock described in Section 3.1(b) and any shares of Company Common Stock held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of such opinion has been or will promptly following the execution of this Agreement be provided to Parent and Purchaser solely for informational purposes and on a non-reliance basis, and it is expressly understood and agreed that such opinion is for the benefit of the Company Board and may not be relied on by Parent or Purchaser for any purpose.

Section 4.27. Privacy and Data Security.

(a) Except as would not have a Company Material Adverse Effect, the Company is, and at since the Reference Date has been, in compliance with all (i) applicable Laws pertaining to data protection, data privacy, data security and data breach notification in the United States and elsewhere in the world, including the EU’s General Data Protection Regulation (collectively, “Privacy Laws”); (ii) published policies or notices relating to the Company’s collection, use, storage, disclosure, processing, handling, protection, or cross-border transfer (“Processing”) of Personal Information; (iii) terms of any material Contracts to which the Company is bound relating to the Processing of Personal Information; and (iv) industry standards and/or codes-of-conduct to which the Company and/or any of its Subsidiaries are bound relating to the Company’s or any of its Subsidiaries’ Processing of Personal Information (collectively, “Privacy Requirements”).

(b) Except as would not have a Company Material Adverse Effect, since the Reference Date, the Company has not received any subpoenas, demands, or other written notices from any Governmental Body or other entity investigating, inquiring into, or otherwise relating to any actual violation of any Privacy Laws. To the Knowledge of the Company, the Company is not under investigation by any Governmental Body or other entity for any actual violation of any Privacy Laws.

(c) The Company has taken commercially reasonable steps designed to protect (i) the operation, confidentiality, integrity, and security of the Company’s software, systems, and websites (“IT Assets”) that are involved in the Processing of Personal Information, and (ii) Personal Information in the Company’s possession and/or control from unauthorized use, access, disclosure, deletion, and/or modification.

(d) Except as would not have a Company Material Adverse Effect, since the Reference Date, and to the Knowledge of the Company, the Company has not experienced any failures; crashes; security incidents; data breaches; unauthorized access, use, or disclosure; or other adverse events or incidents related to Personal Information that would require notification of individuals, law enforcement, any Governmental Body, customers, vendors, or any others under any applicable Privacy Laws. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, there are no pending complaints, Actions, fines, or other penalties facing the Company in connection with any such failures; crashes; security incidents; data breaches; unauthorized access, use, or disclosure.

Section 4.28. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.1. Organization and Corporate Power. Each of Parent and Purchaser is validly existing and in good standing under the Laws of the jurisdiction in which it was organized, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of Parent and Purchaser has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not have a Purchaser Material Adverse Effect. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Liens.

Section 5.2. Authorization; Valid and Binding Agreement. Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the Merger. No other corporate action pursuant to the Laws of the jurisdictions in which Parent or Purchaser is organized, on the part of Parent and Purchaser, is necessary to authorize this Agreement. Each of Parent and Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 5.3. No Breach. The execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Offer and the Merger, do not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents) and (b) assuming all consents, approvals, authorizations and other actions described in Section 5.4 have been obtained, and all filings and obligations described in Section 5.4 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Purchaser, either of their Subsidiaries or any of their properties or assets is subject, or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under any Contract to which Parent, Purchaser or any other Subsidiary of Parent is a party, with such exceptions, in the case of each of clauses (b) and (c) above, as would not have a Purchaser Material Adverse Effect.

Section 5.4. Consents. Except for (a) the applicable requirements of the HSR Act and such Antitrust Laws of other jurisdictions as set out in Annex IV, (b) applicable requirements of the Exchange Act, (c) the filing of the Certificate of Merger, and (d) the applicable requirements of Governmental Bodies as set forth on Section 5.4 of the Company Disclosure Letter, Parent and Purchaser are not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Parent or Purchaser in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, other than such consents, approvals or authorizations that, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.5. Litigation. As of the date of this Agreement, there are no proceedings pending or, to the Knowledge of Parent or Purchaser, threatened in writing against Parent or any of its Subsidiaries that seeks to enjoin the Offer, the Merger or the other Contemplated Transactions, other than any such proceedings that have not had and would not have a Purchaser Material Adverse Effect.

Section 5.6. Disclosure. None of the Offer Documents, will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company or any Affiliate of the Company in writing specifically for inclusion in the Offer Documents. The Offer Documents will, at the time such documents are filed with the SEC, at the time the Offer Documents are mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. None of the information supplied by or on behalf of Parent, Purchaser or any Affiliate of Parent or Purchaser for inclusion in the Schedule 14D-9 will, at the times such documents are filed with the SEC and at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 5.7. Brokerage. Other than MTS Health Partners, L.P., no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Purchaser.

Section 5.8. Operations of Purchaser. Purchaser has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation. All of the issued and outstanding capital stock of Purchaser is, and at the Effective Time will be, owned, directly or indirectly, by Parent.

Section 5.9. Ownership of Shares. None of Parent, Purchaser or any of their affiliates or associates (each as defined in Section 203 of the DGCL) is, or at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Parent, Purchaser and their respective Affiliates do not beneficially own any Company Securities and have not beneficially owned any Company Securities during the three years prior to the date of this Agreement. Neither Parent nor Purchaser nor any of their Affiliates are an Affiliate of the Company within the meaning of that term under applicable federal securities Laws.

Section 5.10. Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Offer or the Merger. The vote or consent of Parent as the sole stockholder of Purchaser (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Offer or the Merger.

Section 5.11. Funds. Parent has sufficient cash or other liquid financial resources to, and at all times from and after the date hereof and through the Acceptance Time and the Effective Time, Parent will have, and will cause Purchaser to have, available the cash necessary to, consummate the Contemplated Transactions, including payment in cash of the aggregate Offer Price at the Acceptance Time and the aggregate Merger Consideration at the Effective Time and to pay all related fees and expenses, and to discharge all of Parent’s and Purchaser’s other liabilities as they become due. Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 5.12. Solvency. Immediately after giving effect to the Contemplated Transactions, Parent and each of its Subsidiaries will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Contemplated Transactions, Parent and each of its Subsidiaries will not have unreasonably small capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or its Subsidiaries.

Section 5.13. Acknowledgement as to Absence of Other Representations and Warranties; Investigation; Disclaimer of Reliance.

(a) EACH OF PARENT AND PURCHASER ACKNOWLEDGES AND AGREES, ON BEHALF OF THEMSELVES AND THE PARENT RELATED PARTIES, THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY IN ARTICLE IV OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), NONE OF THE COMPANY OR ANY COMPANY RELATED PARTY (NOR ANY OF THEIR REPRESENTATIVES) MAKES (AND NOR HAS PARENT OR ANY PARENT RELATED PARTY NOR ANY OF THEIR REPRESENTATIVES RELIED UPON) ANY EXPRESS OR IMPLIED REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT WITH RESPECT TO THE COMPANY, THE BUSINESSES, ASSETS, CONDITION (FINANCIAL OR OTHERWISE), OPERATIONS AND PROSPECTS OF THE COMPANY, OR THE CONTEMPLATED TRANSACTIONS, OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT, AND THAT THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY.

(b) IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT AND/OR THE PARENT RELATED PARTIES MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN ESTIMATES, PROJECTIONS, FORECASTS AND/OR OTHER FORWARD-LOOKING INFORMATION AND/OR BUSINESS AND STRATEGIC PLAN INFORMATION REGARDING THE COMPANY. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT OR ANY PARENT RELATED PARTY OF SUCH INFORMATION, PARENT

ACKNOWLEDGES AND AGREES, ON BEHALF OF ITSELF AND THE PARENT RELATED PARTIES, THAT THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES, WHATSOEVER, WHETHER EXPRESS OR IMPLIED, WITH RESPECT TO ESTIMATES, PROJECTIONS, FORECASTS AND/OR BUSINESS AND STRATEGIC PLAN INFORMATION OR THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION. PARENT ACKNOWLEDGES AND AGREES, ON BEHALF OF ITSELF AND THE PARENT RELATED PARTIES, THAT THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, PROJECTIONS, FORECASTS AND/OR OTHER FORWARD-LOOKING INFORMATION AND/OR BUSINESS AND STRATEGIC PLAN INFORMATION REGARDING THE COMPANY AND ACCORDINGLY THAT NONE OF PARENT OR ANY PARENT RELATED PARTY IS RELYING ON SUCH INFORMATION, THAT EACH OF PARENT AND THE PARENT RELATED PARTIES ARE FAMILIAR WITH SUCH UNCERTAINTIES, AND THAT EACH OF PARENT AND THE PARENT RELATED PARTIES ARE TAKING FULL RESPONSIBILITY FOR MAKING THEIR OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS SO FURNISHED. PARENT ON BEHALF OF ITSELF AND THE PARENT RELATED PARTIES FURTHER ACKNOWLEDGES AND AGREES THAT NONE OF THE COMPANY NOR ANY OF THE COMPANY RELATED PARTIES SHALL HAVE ANY LIABILITY OR OTHER OBLIGATION TO PARENT, ANY PARENT RELATED PARTY OR ANY OTHER PERSON RESULTING FROM THE DELIVERY OR DISCLOSURE OF ESTIMATES, PROJECTIONS, FORECASTS AND/OR OTHER FORWARD-LOOKING INFORMATION AND/OR BUSINESS AND STRATEGIC PLAN INFORMATION REGARDING THE COMPANY, WHETHER IN ANY “DATA ROOMS,” MANAGEMENT PRESENTATIONS, DUE DILIGENCE OR IN ANY OTHER FORM AND WHETHER IN ANTICIPATION OF THE CONTEMPLATED TRANSACTIONS OR OTHERWISE.

(c) Each of Parent and Purchaser acknowledges and agrees, on behalf of themselves and the Parent Related Parties, that each of Parent, Purchaser and each of the Parent Related Parties (i) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the businesses, assets, condition (financial or otherwise), operations, and prospects of the Company and its Subsidiaries, (ii) has been furnished with or given adequate access to such information about the Company as it has requested, (iii) to the extent it has deemed appropriate, has addressed in this Agreement any and all matters arising out of its investigation and the information provided to it and (iv) in determining to proceed with the Contemplated Transactions has not relied on any statements or information other than the representations and warranties set forth in this Agreement. Each of Parent and Purchaser, on behalf of themselves and the Parent Related Parties, acknowledges and agrees that none of the Company, any Company Related Party, any of their respective Representatives or any other Person (including any officer, director, member or partner of the Company or any of its Affiliates) will have or be subject to any liability to Parent, any Parent Related Party, any of their respective Representatives or any other Person, resulting from Parent’s or any Parent Related Party’s use of any information, documents or material made available to Parent or any Parent Related Party in any “data rooms,” management presentations, due diligence or in any other form in expectation of the Contemplated Transactions or otherwise. Each of Parent and Purchaser, on behalf of themselves and the Parent Related Parties, acknowledges and agrees that, except for the representations and warranties contained in Article IV, the assets and the business of the Company are being transferred on a “where is” and, as to condition, “as is” basis. Each of Parent and Purchaser, on behalf of themselves and the Parent Related Parties, acknowledges and agrees (A) that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company as contemplated hereunder and (B) has had the opportunity to negotiate the terms and conditions of this Agreement and the Contemplated Transactions and that the representations and warranties in this Agreement cover all of the material topics on which it is making its decision to proceed with the consummation of the Contemplated Transactions.

Section 5.14. Other Agreements. Parent and Purchaser have disclosed to the Company all contracts, agreements or understandings (and, with respect to those that are written, Parent and Purchaser has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company, on the other hand.

ARTICLE VI

COVENANTS

Section 6.1. Covenants of the Company

(a) Except (i) as set forth in Section 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or contemplated by this Agreement, (iii) as required by applicable Law, (iv) any action taken, or omitted to be taken, in response to any pandemic, epidemic or disease outbreak or (v) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the Acceptance Time or the date this Agreement is terminated pursuant to Article VIII (the “Pre-Closing Period”), the Company will use commercially reasonable efforts (A) to carry on its business in the ordinary course of business, (B) to preserve intact its current business organization and (C) to preserve its relationships with material customers, suppliers, partners, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the Closing Date. Any action, the subject matter of which is addressed in Section 6.1(b), will be deemed compliant with Section 6.1(a) if compliant with Section 6.1(b).

(b) Without limiting the generality of Section 6.1(a), during the Pre-Closing Period and except (i) as set forth in the Company Disclosure Letter, (ii) as required by applicable Law (iii) as expressly permitted or contemplated by this Agreement, or (iv) to the extent necessary to comply with any obligation under any Contracts made available to Parent on or prior to the date of this Agreement, the Company will not, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed):

(i) (A) authorize, declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Shares or other Company Securities or (B) directly or indirectly redeem, repurchase or otherwise acquire any Shares or other Company Security except, in each case, (1) as a result of net share settlement of any Company Equity Award or to satisfy the exercise price or withholding Tax obligations in respect of any Company Equity Award or (2) any forfeitures or repurchases of Company Equity Awards in accordance with the terms thereof;

(ii) issue, sell, pledge, dispose of, grant or otherwise encumber, or authorize the issuance, sale, pledge, grant, disposition or other encumbrance of, (A) any Shares, other Company Securities or other ownership interest in the Company, (B) any securities convertible into or exchangeable or exercisable for any such shares, Company Securities or ownership interest, (C) any phantom equity or similar contractual rights or (D) any rights, warrants or options to acquire or with respect to any such Shares, Company Securities or ownership interest or convertible or exchangeable securities except, in each case, for issuances, dispositions or sales (x) upon the exercise of Company Stock Options or the settlement of Company RSUs, Company PSUs or Company DSUs in accordance with the terms of the applicable Company Equity Plan or the terms of this Agreement or (y) pursuant to contractual obligations existing on the date of this Agreement and listed in Section 6.1(b)(ii) of the Company Disclosure Letter;

(iii) except as required by the terms of a Company Plan or in the ordinary course of business, (A) materially increase the compensation with respect to any of the Company’s current or former directors, officers, employees or individual independent contractors, (B) grant or pay to any of the Company’s current or former directors, officers, employees or individual independent contractors any severance, change in control or termination pay, (C) establish, adopt, enter into, modify, amend in any material respect or terminate any material Company Plan or (D) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Equity Plan or awards made thereunder or any other Contract with any current or former director, officer, employee or individual independent contractor of the Company, other than as required pursuant to this Agreement;

(iv) adopt, enter into or amend any collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body applicable to the Company;

(v) (A) hire any employee other than to fill open positions and for which the budgeted annual base salary of such position does not exceed $300,000, or (B) terminate (other than for cause) any employee whose annual base salary exceeds $300,000, except, in each case, as set forth on Section 6.1(b)(v) of the Company Disclosure Letter;

(vi) amend in any material respect any of the Company Organizational Document, adopt a stockholders’ rights plan or enter into any agreement with respect to the voting of its capital stock;

(vii) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(viii) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of the Company;

(ix) make any capital expenditures that are in the aggregate (A) in excess of the amounts indicated in any capital expenditure budget provided to Parent in writing at least two (2) Business Days prior to the date of this Agreement or (B) greater than $300,000;

(x) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, limited liability company, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials from suppliers or vendors in the ordinary course of business consistent with past practices, or in individual transactions involving less than $1,000,000;

(xi) except with respect to any intercompany arrangements, (A) incur any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term Indebtedness incurred in the ordinary course of business consistent with past practice; (B) forgive any loans or make any loans or advances to any other Person, (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay or refinance any Indebtedness (except to the extent required pursuant to any Contract in effect on the date hereof);

(xii) sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of (A) any material tangible assets other than sales of Products in the ordinary course of business or pursuant to existing Contracts in effect as of the date hereof, or (B) any Owned Intellectual Property or any Intellectual Property that is or has been exclusively licensed to the Company, except in the case of clause (B), with respect to non-exclusive licenses granted pursuant to the Company’s standard Contracts in the ordinary course of business;

(xiii) commence, pay, discharge, settle, compromise or satisfy any Action that is unrelated to the Contemplated Transactions, other than solely for monetary consideration not to exceed $250,000;

(xiv) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or accounting methods in any material respect, except as required by GAAP or Law;

(xv) (A) make, change or revoke any material Tax election with respect to the Company, (B) file any material amended Tax Return, (C) change any annual Tax accounting period, or adopt or change any material method of Tax accounting, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement that does not relate primarily to Taxes) relating to or affecting any material Tax liability of the Company, (E) settle or compromise any material Tax liability with respect to the Company, (F) surrender any right to claim a refund, offset, or other reduction in Tax liability, or (G) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or its Subsidiary except in the ordinary course of business consistent with past practice or, in each case of clauses (A) through (G), as required by applicable Law;

(xvi) (A) enter into any Contract that would have been a Company Material Contract were the Company a party or subject thereto on the date hereof, or (B) waive, release or assign any material rights or claims under any Company Material Contract, or (C) renew, materially amend, materially modify or terminate, any Company Material Contract;

(xvii) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material Permits;

(xviii) amend, cancel or terminate any material insurance policy naming the Company or its Subsidiary as an insured, a beneficiary or a loss payable payee without obtaining substitute insurance coverage;

(xix) enter into any new material line of business or enter into any agreement or commitment that materially limits or otherwise materially restricts the Company or its Affiliates, including, following the Closing, Parent and its Affiliates (other than in the case of Parent and its Affiliates, due to the operation of Parent’s or its Affiliates’ own Contracts), from time to time engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material restrictions on its assets, operations or business;

(xx) commence any clinical study of which Parent has not been informed prior to the date of this Agreement or, unless mandated by any Governmental Body, discontinue, terminate or suspend any ongoing clinical study;

(xxi) enter into an Affiliate Transaction (aside from the Contemplated Transactions);

(xxii) abandon, cancel, fail to renew or permit to lapse any material Company Registered Intellectual Property (excluding any abandonment of any Company Registered Intellectual Property at the end of the applicable statutory term, in the ordinary course of prosecution in the exercise of the business judgment of the Company’s management or legal counsel, or otherwise in the ordinary course of business); or

(xxiii) authorize, agree or commit to take any of the actions described in clauses (i) through (xxii) of this Section 6.1(b).

Section 6.2. Access to Information; Confidentiality.

(a) Except as prohibited by applicable Law, from and after the date of this Agreement until the earlier of the Acceptance Time and the termination of this Agreement in accordance with its terms, the Company will use commercially reasonable efforts, (i) upon reasonable advance notice, and subject to applicable governmental restrictions and recommendations, to (A) give Parent and Purchaser and their respective Representatives reasonable access during normal business hours (under the supervision of appropriate Company personnel and in a manner that does not unreasonably interfere with normal business operations of the Company) to relevant employees, assets and facilities and to relevant books, contracts and Tax Returns, work papers, records and other documents of the Company, (B) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request and (C) cause its officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company as Parent or Purchaser may from time to time reasonably request; provided, however¸ that any such access will be afforded and any such information will be furnished at Parent’s expense; provided, further, that the purpose of any such access, in the case of clause (A), or any such request, in the case of clauses (B) or (C), will be limited to the planning of any restructuring and integration of the Company and its business, on the one hand, with Parent, Parent’s Subsidiaries and their respective businesses, on the other hand, and (ii) reasonably promptly notify Parent of: (A) any negative or adverse written correspondence, notice or feedback from FDA relating to the required post-marketing study conducted under protocol G1T28-211 (the “PMR Study”); (B) the receipt of written notice of initiation or receipt of written notice of any inspection, Action, clinical hold, adverse inspectional finding, or other written notice alleging material non-compliance with any Law relating to the PMR Study; (C) any written notice of adverse audit finding or protocol deviation relating to the PMR Study; (D) any material readout, release, or analysis of data from the PMR Study; and (E) any negative, adverse, and material written correspondence, notice, feedback, or other written interaction, or receipt of written notice of the initiation or receipt of written notice of any inspection, Action, clinical hold, adverse inspectional finding, or other written notice alleging material non-compliance with any Law, from or by FDA.

(b) Information obtained by Parent or Purchaser pursuant to Section 6.2(a) will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement, with such Confidentiality Agreement hereby amended to limit the permitted use of any information supplied pursuant to Section 6.2(a) to the purpose specified herein.

(c) Nothing in Section 6.2(a) requires the Company to provide any access, permit any inspection, or to disclose any information in connection with any dispute or Action among the parties or that in the reasonable judgment of the Company: (i) would violate any of its or its Affiliates’ respective obligations to third parties with respect to confidentiality, (ii) would result in a violation of applicable Law, (iii) would result in the disclosure of Trade Secrets or competitively sensitive information, or the loss of any legal protection, including the attorney-client privilege and work product doctrine, (iv) such information relates to (A) the Contemplated Transactions or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any Person, (B) any Acquisition Proposal or (C) any Intervening Event.

(d) Nothing in this Section 6.2 or elsewhere in this Agreement shall be construed to require the Company or its Representatives to prepare any reports, analysis, appraisals or opinions that are not readily available (it being understood that the Company shall not be required to prepare any financial projections, forecasts or any other prospective or pro forma financial information).

Section 6.3. Acquisition Proposals.

(a) The Company will not, and will instruct its Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage or knowingly facilitate the submission of any offer or proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal, (ii) engage in negotiations with respect to any Acquisition Proposal or (iii) provide or make available any non-public information to any Person (other than Parent, Purchaser or any designees of Parent or Purchaser) in connection with any Acquisition Proposal or any offer or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company will, and will instruct its Representatives to, immediately cease any solicitation, discussions or negotiations with any Person (other than Parent, Purchaser or any designees of Parent or Purchaser) with respect to any Acquisition Proposal, and, to the extent the Company has the right to do so, will request from each Person with whom the Company has engaged with respect to an Acquisition Proposal in the last twelve months, the return or destruction of all confidential information provided by or on behalf of the Company to any such Person, and the Company will terminate access to any physical or electronic data rooms (other than such access granted to Parent and Purchaser and their Representatives). Notwithstanding the foregoing or any other provision of this Agreement, the Company and its Representatives may (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person or group solely to determine whether such inquiry or proposal constitutes an Acquisition Proposal or to request that any Acquisition Proposal made orally be made in writing and (B) inform a Person that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.3.

(b) Notwithstanding Section 6.3(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the Acceptance Time, (i) the Company has received an Acquisition Proposal that did not, directly or indirectly, result from a material breach of Section 6.3(a) and (ii) the Company Board or a committee thereof determines in good faith (after consultation with outside counsel and a financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company to the Person or group making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, that, (1) the Company will not, and will instruct its Representatives not to, disclose any material non-public information to such Person unless the Company (x) has entered into a confidentiality agreement with such Person existing as of the date of this Agreement or (y) first enters into a confidentiality agreement with such Person with terms governing confidentiality that, taken as a whole, are not materially less restrictive, in the aggregate, to the other Person than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to an Acquisition Proposal, and (2) the Company will, as promptly as reasonably practicable, and in any event within one Business Day, provide or make available to Parent any material non-public information concerning the Company provided or made available to such other Person that was not previously provided or made available to Parent or Purchaser.

(c) The Company will promptly (and in any event within one Business Day) notify Parent of the receipt by the Company of any Acquisition Proposal or written indication by any Person that it is considering making an Acquisition Proposal. The Company (i) will provide Parent promptly (and in any event within such one Business Day period) a summary of the material terms and conditions of any such Acquisition Proposal, (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any material changes to the terms thereof) on a reasonably prompt basis, and (iii) upon Parent’s request, reasonably inform Parent of the status of such Acquisition Proposal.

(d) The Company Board and each committee thereof will not, subject to the terms and conditions of this Agreement, (i) cause or permit the Company to enter into any acquisition agreement, merger agreement or other definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 6.3(b) or any “clean team” agreement) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation.

(e) Notwithstanding Section 6.3(d) or any other provision of this Agreement, prior to the Acceptance Time:

(i) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement if (A) the Company receives an Acquisition Proposal that did not result from a material breach of Section 6.3(a) and that the Company Board or a committee thereof determines in good faith (after consultation with outside counsel) constitutes a Superior Proposal; (B) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into an Alternative Acquisition Agreement and (C) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal, and that the failure to terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period;

(ii) the Company Board or a committee thereof may make a Change of Board Recommendation if and only if (A) the Company receives an Acquisition Proposal that did not result from a material breach of Section 6.3(a) and that the Company Board or a committee thereof determines in good faith constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (C) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, after consultation with outside counsel and taking into consideration any changes to this Agreement that Parent has irrevocably committed to make during the Notice Period;

(iii) other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (B) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with outside counsel and considering the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and

(iv) during any Notice Period, if requested by Parent, the Company will negotiate in good faith with Parent regarding potential changes to this Agreement.

The provisions of this Section 6.3(e) apply to any amendment to the financial terms or other material terms of any applicable Superior Proposal with respect to Section 6.3(e)(i) and Section 6.3(e)(ii) and require a revised Determination Notice and a new Notice Period pursuant to Section 6.3(e)(i) or Section 6.3(e)(ii), as the case may be, in accordance with the definition thereof.

(f) Nothing contained in this Agreement prohibits (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Company Board or a committee thereof determines in good faith (after consultation with outside counsel) that the failure to make such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act.

Section 6.4. Employment and Employee Benefits Matters.

(a) Parent will, and will cause the Surviving Corporation and each of its other Subsidiaries to, maintain for each individual employed by the Company as of immediately prior to the Effective Time (each, a “Current Employee”), for the one-year period following the Effective Time, or if sooner, the termination of employment of the applicable Current Employee, (i) base compensation and cash incentive compensation opportunity at least as favorable as that provided to the Current Employee as of immediately prior to the Effective Time, and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits maintained for and provided to the Current Employees as of immediately prior to the Effective Time and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company to the Current Employee as of immediately prior to the Effective Time (with the comparison of benefits under clause (ii) determined with reference to benefits other than equity compensation and other forms of equity incentive-based compensation, defined benefit pension plans, and retiree welfare benefits). Each of the Company, Parent and Purchaser acknowledges that the occurrence of the Acceptance Time will constitute a change in control (or other similar term) of the Company under the terms of the Company Plans containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(b) At any time period to the Acceptance Time, the Company may pay to each designated employee a bonus in such amount as is determined by the Company Board (or a committee of the Company Board) within the parameters disclosed in Section 6.4(b) of the Company Disclosure Letter.

(c) Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company prior to the Effective Time to be taken into account for the purposes of eligibility and vesting (but not for accrual of benefits other than determining the level of vacation pay accrual and severance benefits) under all employee benefit plans of Parent, the Surviving Corporation and its Subsidiaries, to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided, that, the foregoing will not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. Without limiting the generality of the foregoing, Parent will use commercially reasonable efforts to cause the Surviving Corporation to waive any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations for Current Employees under any employee benefit plan of Parent, the Surviving Corporation or its Subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent will, and will cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, and maximum out-of-pocket requirements applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

(d) If requested by Parent at least five (5) Business Days prior to the Closing, the Company shall, effective no later than the day immediately preceding the Closing Date (the “401(k) Plan Termination Date”) and contingent upon the Closing, adopt such necessary resolutions and any amendments required by Law to the G1 Therapeutics 401(k) Plan (the “401(k) Plan”) to terminate the 401(k) Plan as of the 401(k) Plan Termination Date. The form and substance of such resolutions and any necessary amendments required by Law shall be subject to the prior review of Parent, and the Company shall consider in good faith any comments made by Parent or Parent’s Representatives regarding the content of such documents. The Company shall deliver to Parent an executed copy of such resolutions and any necessary amendments as soon as practicable prior to the Closing Date following their adoption by the Company Board. If the 401(k) Plan is so terminated as of the 401(k) Plan Termination Date, (i) Parent, or its Affiliates, shall use commercially reasonable efforts to permit each Current Employee who, as of immediately prior to the Closing, participates in the 401(k) Plan to make rollover contributions of eligible rollover distributions, including plan loans, to a tax-qualified defined contribution retirement plan maintained by Parent or its Affiliate (the “Parent 401(k) Plan”) and (ii) use commercially reasonable efforts to provide that each Current Employee shall be eligible to participate in the Parent 401(k) Plan as of the Closing Date.

(e) Without limiting the generality of Section 9.6, no provision of this Agreement (i) prohibits Parent or the Surviving Corporation from amending or terminating any individual Company Plan or any other employee benefit plan in accordance with its terms, (ii) requires Parent or the Surviving Corporation to keep any Person employed for any period of time, (iii) constitutes the establishment or adoption of, or amendment to, any Company Plan or other employee benefit plan or (iv) confers upon any Current Employee or any other Person any third-party beneficiary or similar rights or remedies.

Section 6.5. Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liabilities of present and former directors, officers and employees of the Company than are currently provided in the Company Organizational Documents, which provisions may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) six years from the Effective Time and (ii) in the event that any Action is pending or asserted or any claim made during the period set forth in clause (i), until the disposition of any such Action or claim, unless such amendment, modification or repeal is required by applicable Law, in which case Parent will, and will cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 6.5.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent and the Surviving Corporation will, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person’s heirs, executors, administrators or Affiliates, an “Indemnified Party”), against any and all obligations to pay a judgment, settlement or penalty and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, Affiliate, fiduciary or agent of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action, Parent and the Surviving Corporation will advance to each Indemnified Party reasonable expenses incurred in the defense of the Action, including reasonable attorneys’ fees (provided that any Person to whom expenses are advanced will have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c) Notwithstanding anything to the contrary in this Agreement, the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company (a “D&O Tail Policy”), which D&O Tail Policy (i) will be effective for a period from the Effective Time through and including the date that is six years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the annual premium for such tail policy may not exceed three hundred percent of the last annual premium paid prior to the Effective Time (the “Maximum Amount”). If the aggregate premium of such insurance policies exceed the Maximum Amount then the Company may, and the Surviving Corporation will, purchase a D&O Tail Policy with the greatest amount of coverage as is available at a cost up to, but not exceeding, such Maximum Amount. Parent will cause such policy to be maintained in full force and effect for their full term and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) Without limiting any of the rights or obligations under this Section 6.5, from and after the Effective Time, the Surviving Corporation will keep in full force and effect, and will comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between the Company and any Indemnified Party providing for the indemnification of such Indemnified Party and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

(e) This Section 6.5 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person or entity referred to in this Section 6.5. The indemnification and advancement provided for in this Section 6.5 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent will make proper provisions such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 6.5.

Section 6.6. Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Offer, the Merger and the other Contemplated Transactions as promptly as possible and, in any event, by or before the Outside Date. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that (i) they will each cause their ultimate parent entity (as such term is defined in the HSR Act) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required pursuant to applicable foreign Antitrust Laws with respect to the Offer and Merger as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided that, unless otherwise agreed by the Company and Parent in writing, the filing of a Notification and Report Form pursuant to the HSR Act must be made within ten Business Days after the date of this Agreement) and (ii) the parties will supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Body pursuant to the HSR Act or any other Antitrust Law. The parties also will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws. Without limiting the foregoing, the parties hereto agree (A) to give each other reasonable advance notice of all meetings with any Governmental Body relating to any Antitrust Laws, (B) to give each other an opportunity to participate in each of such meetings, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (D) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (F) to provide each other with copies of all written communications to or from any Governmental Body relating to any Antitrust Laws; provided, that in connection with sharing information pursuant to this Section 6.6(a), the parties may redact any commercially sensitive information or share such information on an “outside counsel” only basis and, unless explicitly excluded, in-house counsel of the recipient approved by the providing party and will not be disclosed by such outside counsel or approved in-house counsel to other Representatives of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis, if appropriate. Notwithstanding the foregoing, the Company and Parent shall jointly control the strategy and timing for obtaining any approvals or clearances required or advisable under any Antitrust Laws in connection with this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, Parent shall, and shall cause each of its Affiliates to, use its reasonable best efforts to obtain any consents, clearances or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition (collectively “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Body, in each case, to cause the Merger to occur as promptly as possible and, in any event, by or before the Outside Date, including (i) promptly complying with any requests for additional information (including any second request) by any Governmental Body, (ii) if necessary to obtain clearance by any Governmental Body before the Outside Date, committing to and effecting any required action or restriction and (iii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment or promulgation thereof. Notwithstanding anything in this Agreement to the contrary, none of Parent or any of its Affiliates shall be required to agree to or proffer to sell, divest, lease, license, transfer, dispose of or otherwise encumber or impair Parent’s or any of its Affiliates’ ability to own or operate any assets or properties of Parent or any of its Affiliates (including for the avoidance of doubt, any equity or other interests in the Company) or any assets or properties of the Company or any of its Affiliates if, in each case, such action would reasonably be expected to have a material adverse effect on the Company, or Parent and its Subsidiaries. Furthermore, Parent shall not take, and shall cause each of its Affiliates to not take, any action or omit to take any action that reasonably would be expected to delay clearance by any Governmental Body or to make clearance by any Governmental Body before the Outside Date less probable or more difficult to obtain. Parent shall bear the expenses and costs incurred by the parties in connection with any filings or other such actions that may be required to obtain clearance under any Antitrust Law for the consummation of the Offer and the Merger.

(c) Without limiting the obligations in clauses (a) and (b) of this Section 6.6, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Offer or the Merger, each of Parent, Purchaser and the Company will cooperate in all respects with each other and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, decision or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer or the Merger.

(d) Prior to the Acceptance Time, each party will use commercially reasonable efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance or consummation of the Contemplated Transactions; provided, that, in no event will the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration or make any other accommodation to any third party to obtain any consent, approval or waiver required with respect to any such Contract.

Section 6.7. Public Announcements. The Company will not, and Parent will not, and will cause each of its Subsidiaries to not, issue any press release or announcement concerning the Contemplated Transactions without the prior consent of the other (which consent may not be unreasonably withheld, conditioned or delayed), except any release or announcement required by applicable Law or any rule or regulation of Nasdaq or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement will use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; it being understood that the final form and content of any such release or announcement, to the extent so required, will be at the final discretion of the disclosing party. The restrictions of this Section 6.7 do not apply to communications by the Company in connection with, or following, a Change of Board Recommendation or any dispute or Action among the parties to this Agreement. Notwithstanding the foregoing, each party may, without complying with the foregoing obligations, make internal announcements to employees or external announcements to third parties to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 6.7.

Section 6.8. Approval of Compensation Actions. Prior to the Acceptance Time, the Compensation Committee of the Company Board will take all such actions as may be required to approve, as an employment compensation, severance, or other employee benefit arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all Compensation Actions taken after January 1 of the current fiscal year and prior to the Acceptance Time that have not already been so approved. For the purposes of this Agreement, “Compensation Action” means any (a) granting by the Company to any present or former director or officer of any increase in compensation or benefits or of the right to receive any severance or termination compensation or benefit; (b) entry by the Company into any employment, consulting, indemnification, termination, change of control, non-competition or severance agreement with any present or former director or officer, or any approval, amendment or modification of any such agreement; or (c) approval of, amendment to or adoption of any Company Plan.

Section 6.9. Conduct of Parent and Purchaser.

(a) Parent will not, and will cause each of its Subsidiaries to not, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, result in any Offer Conditions or the conditions to the Merger not being satisfied or prevent, materially delay or materially impede the ability of Parent and Purchaser to consummate the Offer, the Merger or the other Contemplated Transactions.

(b) Parent shall, immediately following execution of this Agreement, cause this Agreement to be approved by the sole stockholder of Purchaser in accordance with applicable Law and the certificate of incorporation and bylaws (or other governing documents) of Purchaser and deliver evidence thereof to the Company.

Section 6.10. No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.11. Operations of Purchaser. Prior to the Effective Time, Purchaser will not engage in any other business activities and will not incur any liabilities or obligations other than as contemplated herein. Parent shall take all actions necessary to cause Purchaser to perform its obligations in accordance with this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. All obligations of Purchaser under this Agreement will be deemed joint obligations of Parent, as a principal obligor thereof and not merely as guarantor.

Section 6.12. Ownership of Company Securities. Prior to the Acceptance Time, Parent will not, and will cause each of its Subsidiaries to not, own (directly or indirectly, beneficially or of record) any Company Securities, and none of Parent, Purchaser or their respective Affiliates will hold any rights to acquire any Company Securities except pursuant to this Agreement. Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this Section 6.12 will not apply to any investment in any securities of the Company by or on behalf of any pension or employee benefit plan or trust, including (a) any direct or indirect interests in portfolio securities held by an investment company registered under the Investment Company Act of 1940, as amended, or (b) interests in securities comprising part of a mutual fund or broad based, publicly traded market basket, or index of stocks approved for such a plan or trust in which such plan or trust invests and, in all cases, over which Parent, Purchaser or their respective Subsidiaries exercise no investment discretion and provided such beneficial ownership does not result in an obligation by Parent, Purchaser or their respective Subsidiaries to file or amend a Schedule 13D pursuant to the Exchange Act.

Section 6.13. Stockholder Litigation. The Company will notify Parent of actions, suits or claims instituted against the Company or any of its directors or officers relating to this Agreement or the Contemplated Transactions (“Stockholder Litigation”). Parent will have the right to participate in the defense of any such Stockholder Litigation, the Company will consult with Parent regarding the defense of any such Stockholder Litigation and the Company will not settle or compromise any Stockholder Litigation without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.14. Treatment of Certain Indebtedness. The Company shall use its commercially reasonable efforts to deliver to Parent, at least two Business Days prior to the Closing Date, a draft of (and on the Closing Date, an executed copy of) a customary payoff letter from the lenders under the Hercules LSA relating to the repayment in full of all obligations thereunder or secured thereby (including any prepayment or end of term premium, penalties and charges, but excluding any inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of the Hercules LSA), the termination of the Hercules LSA and all commitments in connection therewith and the release of all Liens securing the obligations thereunder (the “Payoff Letter”) following the payment by Parent in full and in immediately available funds, at the Closing, of any and all amounts outstanding and then due and payable on such date under the Hercules LSA in accordance with the Payoff Letter. The Company shall use commercially reasonable efforts to deliver (or cause the agent or lenders under the Hercules LSA to deliver) to Parent on or prior to the Closing, in form and substance reasonably satisfactory to Parent, all the documents, filings and notices required to evidence the termination of the Hercules LSA and effect the release of all Liens securing the obligations thereunder following the payment by Parent in full and in immediately available funds, at the Closing, of any and all amounts outstanding and then due and payable on such date under the Hercules LSA in accordance with the Payoff Letter, including the filing of UCC termination statements, terminations of control agreements, terminations of Intellectual Property security agreements and delivery of possessory collateral, which shall in each case be subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding under the Hercules LSA (other than any inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of the Hercules LSA). At the Closing, Parent shall pay or shall cause to be paid, in full and in immediately available funds, any and all amounts outstanding and then due and payable on such date under the Hercules LSA in accordance with the Payoff Letter.

Section 6.15. Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) No order, injunction or decree issued by any Governmental Body of competent jurisdiction preventing the consummation of the Merger is in effect. No statute, rule, regulation, order, injunction or decree has been enacted, entered, promulgated or enforced (and continues to be in effect) by any Governmental Body that prohibits or makes illegal the consummation of the Merger.

(b) Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1. Termination by Mutual Agreement. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by mutual written consent of Parent and the Company.

Section 8.2. Termination by Either Parent or the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent or the Company if:

(a) any court of competent jurisdiction or other Governmental Body of competent jurisdiction has issued a final order, decree or ruling, or taken any other final action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the terms of this Section 8.2(a) are not available to any party unless such party has complied with its obligations under this Agreement in all material respects, including Section 6.6; or

(b) the Acceptance Time has not occurred on or prior to May 3, 2025 (the “Outside Date”); provided, however, that if as of such date, the Offer Condition set forth in Paragraph 1(b) of Annex I to this Agreement (Regulatory) is not satisfied, then the Company will have the right, in its sole discretion, to extend the Outside Date until August 1, 2025 (and such date will then be the Outside Date) upon written notice delivered by the Company to Parent at or prior to 11:59 p.m. Eastern Time on the initial Outside Date; provided, however, that right to terminate pursuant to this Section 8.2(b) is not available (i) to any party unless such party has complied in all material respects with its obligations under this Agreement, including Section 6.6 or (ii) to either party at any time the parties are litigating obligations under this Agreement.

Section 8.3. Termination by the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by the Company if:

(a) (i) Purchaser fails to timely commence the Offer in violation of Section 1.1, except if a breach by the Company of its obligations pursuant to Section 1.1(b) or Section 1.3 is the primary cause of such failure, (ii) the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer on the terms set forth in this Agreement, (iii) Purchaser, in violation of the terms of this Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer or (iv) there has been a breach of any covenant or agreement made by Parent or Purchaser in this Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy gives rise to a Purchaser Material Adverse Effect, and such breach or inaccuracy is not capable of being cured on or before the Outside Date, or, if capable of being cured by such date, is not cured prior to the earlier of (x) thirty days following receipt by Parent or Purchaser of written notice of such breach or inaccuracy or (y) one Business Day prior to the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.3(a) will not be available to the Company if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement as to cause or result in the conditions set forth in Paragraph 2(a) of Annex I not being satisfied; or

(b) the Company Board or any committee thereof shall have determined to terminate this Agreement in accordance with the terms set forth in Section 6.3(e)(i) in order to enter a definitive agreement with respect to a Superior Proposal; provided, that, concurrently with such termination, the Company enters into an Alternative Acquisition Agreement in respect of such Superior Proposal and pays the Company Termination Fee due pursuant to Section 8.5(b).

Section 8.4. Termination by Parent. This Agreement may be terminated, and the Offer and the Merger may be abandoned, by Parent if:

(a) at any time prior to the Acceptance Time, (i) Purchaser has complied with Section 1.1 and, due to the failure of an Offer Condition to be satisfied, the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer or (ii) there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy gives rise to a Company Material Adverse Effect, and such breach or inaccuracy is not capable of being cured prior to the Outside Date, or, if capable of being cured by such date, is not cured prior to the earlier of (x) thirty days following receipt by the Company of written notice of such breach or inaccuracy or (y) one Business Day prior to the Outside Date; provided that Parent may not terminate this Agreement or abandon the Offer and the Merger in reliance on this Section 8.4(a) if Parent is then in material breach of any of its representations, warranties covenants or agreements under this Agreement; or

(b) the Company Board or any committee thereof effects a Change of Board Recommendation.

Section 8.5. Effect of Termination.

(a) Any termination of this Agreement in accordance with this Article VIII will be effective immediately upon the delivery of a written notice of the terminating party to the non-terminating party and, if then due, payment of the Company Termination Fee. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than Section 1.1(d), the last sentence of Section 1.3, Section 6.2(b), Article VIII and Article IX, each of which will survive any termination of this Agreement) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that except in a circumstance where the Company Termination Fee is paid pursuant to Section 8.5(b), and subject to Section 8.5(c), no such termination will relieve any Person of any liability for damages resulting from material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”) (or would constitute “fraud” (defined as actual (not constructive) common law fraud under Delaware law) with respect to the making of an express representation or warranty contained in this Agreement), which liability, the parties acknowledge and agree, in the event of a failure by Parent to consummate the Contemplated Transactions, shall not be limited to reimbursement of out-of-pocket fees, costs or expenses, in connection with the Contemplated Transactions and shall include damages based on loss of the economic benefit of the Contemplated Transactions to the Company and the stockholders of the Company (taking into consideration all relevant matters, including as a result of any foregone opportunities, or combination opportunities and the time value of money); it being understood and agreed that the foregoing shall in no way prohibit, limit or otherwise impair the Company’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.13. Parent will cause the Offer to be terminated immediately after any termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.3(b);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(b); or

(iii) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the last proviso of Section 8.2(b)), (B) any Person has publicly disclosed and not withdrawn an Acquisition Proposal after the date of this Agreement and prior to such termination and (C) within twelve months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to the Acquisition Proposal (and the transactions contemplated by such Acquisition Proposal are subsequently consummated) or such Acquisition Proposal is consummated (provided, that, for purposes of clause (C) of this Section 8.5(b)(iii), references to “20%” in the definition of Acquisition Proposal will be substituted for “50%”);

then, in any such case, the Company will pay Parent a termination fee of $12,140,000 (the “Company Termination Fee”), by wire transfer of immediately available funds to the account or accounts designated by Parent. Any payment required to be made (1) pursuant to clause (i) of this Section 8.5(b) will be paid concurrently with such termination, (2) pursuant to clause (ii) of this Section 8.5(b) will be paid no later than three Business Days after such termination and (3) pursuant to clause (iii) of this Section 8.5(b) will be payable to Parent upon consummation of the transaction referenced therein; provided, that Parent shall have timely provided wire instructions for such payment to be made or, to the extent that Parent has failed to timely provide wire instructions for payment, promptly upon receipt by the Company of such instructions. The Company will not be required to pay the Company Termination Fee pursuant to this Section 8.5(b) more than once.

(c) Each of the parties further acknowledges that the payment by the Company of the Company Termination Fee, if and when payable, is not a penalty, but is liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.13, in the circumstances where the Company Termination Fee is payable pursuant to this Section 8.5, Parent’s receipt of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of Parent, Purchaser or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) against the Company and any of its former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) in respect of any breach of, or inaccuracy contained in, the Company’s covenants, agreements, representations or warranties in this Agreement or for any other loss suffered as a result of the failure of the Contemplated Transactions to be consummated or failure to perform hereunder or otherwise, and upon receipt of the Company Termination Fee, none of the Company Related Parties will have any further liability or obligations relating to or arising out of this Agreement or the Contemplated Transactions. While Parent may pursue both a grant of specific performance in accordance with Section 9.13 and the payment of the Company Termination Fee under this Section 8.5, under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Company Termination Fee.

Section 8.6. Expenses. Except as otherwise specifically provided herein, each party will bear its own expenses in connection with this Agreement and the Contemplated Transactions.

Section 8.7. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto prior to the Acceptance Time. At any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Tender Condition may only be waived by Purchaser with the prior written consent of the Company. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article IX. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.2. Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when sent, if sent by email (assuming no “Bounce-Back” message is received), (c) three Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(i) if to Parent or Purchaser:

Pharmacosmos A/S

Roervangsvej 30

DK-4300 Holbaek, Denmark

Attention: Tobias S. Christensen, President and Chief Executive Officer

Email: TSC@pharmacosmos.com

with an additional copy (which will not constitute notice) to:

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

Attention: Lowell Dashefsky; Michael Penney

Email: lowell.dashefsky@arnoldporter.com

michael.penney@arnoldporter.com

(ii) if to the Company:

G1 Therapeutics, Inc.

700 Park Offices Drive, Suite 200

Research Triangle Park, NC 27709

Attention: Mark Avagliano, Chief Business Officer

Email: mavagliano@g1therapeutics.com

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Attention: Sarah Young

Email: sarah.young@ropesgray.com

Section 9.3. Certain Definitions. For purposes of this Agreement the term:

“2011 Equity Plan” means the Company’s 2011 Equity Incentive Plan, as amended and/or restated from time to time.

“2017 Equity Plan” means the Company’s 2017 Employee, Director and Consultant Equity Incentive Plan, as amended and/or restated from time to time.

“2021 Equity Plan” means the Company’s 2021 Inducement Equity Incentive Plan, as amended and/or restated from time to time.

“Acquisition Proposal” means any offer or proposal made or renewed by a Person or group (other than Parent or Purchaser) at any time after the date of this Agreement that is structured to permit such Person or group to acquire beneficial ownership of twenty percent or more of the total voting power of any class of equity securities of the Company or twenty percent or more of the consolidated total assets of the Company, whether pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, joint venture, license or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Offer and the Merger.

“Action” means any cause of action, audit, mediation, action, suit, arbitration, proceeding, or other legal proceeding.

“Affiliate” of any particular Person means any other Person directly or indirectly controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities or partnership or other ownership interests-contract or otherwise.

“Anti-Corruption and Anti-Bribery Laws” means the FCPA, as amended, any rules or regulations thereunder, or any other applicable United States or foreign anti-corruption or anti-bribery Laws or regulations.

“Balance Sheet Date” means March 31, 2024.

“Business Day” means any day other than Saturday, Sunday or a U.S. or Danish federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time (or, in the case of determining a date when any payment is due, each day (other than a Saturday or Sunday) on which banks are open in New York, New York and Copenhagen, Denmark).

“Change of Board Recommendation” means (a) the public announcement of the withdrawal or material qualification or modification (in a manner adverse to Parent or Purchaser) of the Company Board Recommendation or the public announcement of any proposal to withdraw or materially qualify or modify (in a manner adverse to Parent or Purchaser) the Company Board Recommendation (or any agreement to take any such action), (b) the failure by the Company, within ten Business Days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, (c) the failure by the Company to include the Company Board Recommendation in the Schedule 14D-9 when mailed to the Company’s stockholders, or (d) except in the case of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates (which shall be the subject of clause (b) of this definition), the failure by the Company Board or a committee thereof to publicly reaffirm the Company Board Recommendation within five Business Days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal; provided, that, Parent may deliver only one such request with respect to any Acquisition Proposal.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, effective May 22, 2017.

“Company-Licensed Intellectual Property” means all Intellectual Property necessary for, and material to, the conduct of the Company’s business as currently conducted, in each case, other than any Owned Intellectual Property.

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company, dated as of May 22, 2017, as supplemented by the Certificate of Correction to the Amended and Restated Certificate of Incorporation of the Company, dated as of June 30, 2021.

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company DSU” means a deferred stock unit granted under a Company Equity Plan.

“Company Equity Awards” means, collectively, the Company Stock Options, the Company RSUs, the Company PSUs and the Company DSUs.

“Company Equity Plans” means, collectively, the 2021 Equity Plan, the 2017 Equity Plan, the 2011 Equity Plan, the Non-Employee Director Deferred Compensation Plan and any inducement grants under Nasdaq Listing Rule 5635(c)(4).

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that (x) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, operations or results of operations of the Company, taken as a whole or (y) prevents the ability of the Company to consummate the Contemplated Transactions; provided, however, that any changes, effects, events, inaccuracies, occurrences or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the United States or foreign economies, financial or securities markets, or political, legislative or regulatory conditions or changes in general political, social, geopolitical or regulatory conditions, including any changes or developments arising from or in connection with the November 5, 2024 United States federal elections and the results thereof, or the industry in which the Company operates, except to the extent such matters have a materially disproportionate adverse effect on the Company relative to the impact on other companies in the industry in which the Company operates; (b) the negotiation, execution, announcement or pendency of this Agreement or the Contemplated Transactions, including the impact thereof on customers, suppliers, employees or other persons having business relationships with the Company; (c) any change in the market price or trading volume of the Shares; provided, that, this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause of this definition; (d) acts of war or terrorism (including cyber-attacks and computer hacking), national emergencies, U.S. federal government shutdowns, natural disasters, force majeure events, weather or environmental events or health emergencies, including pandemics or epidemics (or the escalation of any of the foregoing); (e) changes in Laws, regulations, accounting principles, or the authoritative interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Company, relative to the impact on other companies in the industry in which the Company operates; (f) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein (excluding the requirement that the Company operate in the ordinary course of business), or the taking of any action or failure to take any action by the Company at the request or with the prior written consent of Parent or Purchaser; (g) any regulatory, preclinical, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any Product of the Company or any product of a competitor of the Company; (h) the initiation or settlement of any legal proceedings commenced by or involving (i) any Governmental Body in connection with this Agreement or the Contemplated Transactions or (ii) any current or former holder of Shares (on their own or on behalf of the Company) arising out of or related to this Agreement or the Contemplated Transactions; (i) matters listed on the Company Disclosure

Letter, but only to the extent described in the Company Disclosure Letter; or (j) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause of this definition.

“Company Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and each stock purchase, stock option, restricted stock, equity-based, phantom equity, severance, retention, employment, individual consulting, change in control, bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, group insurance, health, dental, vision, disability, life insurance, vacation, paid time off, leave of absence, fringe and each other compensation or benefit plan, program, policy or agreement, in each case, whether formal or informal, written or unwritten, funded or unfunded, that the Company sponsors, maintains, contributes to or is obligated to contribute to, in each case, for the benefit of any current or former officer, director, employee or individual independent contractor of the Company, or with respect to which the Company has any Liability; provided, however, that Company Plan will not include any plan that is sponsored or maintained by a Governmental Body or maintained for the benefit of current or former officers, directors, employees or individual independent contractors of the Company who are primarily located in a jurisdiction other than the United States if the benefits provided thereunder are required to be provided by statute and do not exceed the level of benefits required to be so provided. For clarity, “Company Plans” includes “Company Equity Plans.”

“Company Preferred Stock” means the undesignated preferred stock, $0.0001 par value per share, of the Company.

“Company PSU” means a restricted stock unit granted under a Company Equity Plan which is subject to performance-based vesting restrictions.

“Company RSU” means a restricted stock unit granted under a Company Equity Plan which is subject to time-based vesting restrictions.

“Company Securities” means (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company.

“Company Stock Option” means an option to purchase Shares granted under a Company Equity Plan.

“Company Subsidiary” means a Subsidiary of the Company.

“Contemplated Transactions” means each of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Contract” means any agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Copyrights” means all works of authorship (whether or not copyrightable) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, recordation, extensions, restorations and reversions of the foregoing, including moral rights of authors and technical database rights.

“Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 6.3(e)(i), Section 6.3(e)(ii) or Section 6.3(e)(iii).

“Domain Names” means Internet domain names that are registered with any domain name registrar.

“Environment” means any air (whether ambient outdoor or indoor), surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life, any other natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures.

“Environmental Laws” means all foreign, federal, state, or local Laws (including common law) or any binding agreement, memorandum of understanding or consent order issued or entered by or with any Governmental Body or Person relating to (a) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (b) human health and safety with regard to exposure to any Hazardous Substances, (c) any Release of any Hazardous Substances, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release, (d) the management of any Hazardous Substances, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Substances or (e) the presence of Hazardous Substances in any building, physical structure, product or fixture.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company, Parent or any of their respective Subsidiaries, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“FDA” means the U.S. Food and Drug Administration and any successor agency thereto.

“FDA Laws” means all Laws and guidance applicable or relating to Company Permits, the procurement, development, research, non-clinical and clinical research, manufacture, production, packaging, labeling, sterilization, distribution, wholesale, importation, exportation, handling, quality, safety surveillance, reporting of adverse events and product complaints, recall, reprocessing, commercialization, sale, or promotion of medical products, including the Products, or to the licensing, permitting, certification, accreditation, or registration of, and standards for, establishments involved in any such activities, including, but not limited to: (i) the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), and the rules, regulations, and guidance promulgated by the FDA thereunder; (ii) current Good Manufacturing Practice, Good Clinical Practice, and Good Laboratory Practice requirements, in each case as promulgated, endorsed, or enforced by a Governmental Body, including the regulations set forth in 21 C.F.R. Parts 4, 11, 50, 54, 56, 58, 210, 211, and 312, the European Union’s Regulation (EC) No 726/2004, Regulation (EU) No 536/2014, Commission Implementing Regulation (EU) 2017/556, Commission Delegated Regulation (EU) 2017/1569, Directives 2001/20/EC, 2001/83/EC, 2017/1572/EU, 2004/9/EC, and 2005/28/EC as well as the corresponding national law of the European Union’s Member States, and the United Kingdom’s Good Laboratory Practice Regulations 1999, Medicines for Human Use (Clinical Trials) Regulations 2004, and Human Medicines Regulations 2012; (iii) licensure Laws relating to the manufacture, distribution, wholesale, storage, holding, dispensing and possession of medical products; and (iv) any similar international, foreign, state, and local Laws and guidance to any of the foregoing; each as may be amended from time-to-time.

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f).

“Finance Leases” means all obligations for finance leases (determined in accordance with GAAP).

“GAAP” means U.S. generally accepted accounting principles as in effect on the date of this Agreement.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including, any arbitrator or arbitral body, mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means any hazardous, acutely hazardous, or toxic substance or waste, and any pollutant, contaminant, constituent, chemical, raw material, product or by-product or waste, including without limitation, mold, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, perfluoroalkyl and polyfluoroalkyl substances, any perfluorinated or polyfluorinated substance, lead paint, insecticides, fungicides, rodenticides, pesticides and herbicides, that by virtue of its hazardous, toxic, poisonous, explosive, caustic, flammable, corrosive, infectious, pathogenic, carcinogenic or otherwise dangerous and deleterious properties is defined by or subject to regulation or gives rise to liability under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

“Healthcare Laws” means, to the extent related to the conduct of the Company’s business, as of the date of this Agreement, means (a) all federal and state fraud and abuse Laws,

including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (b) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, (c) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder, (d) the Civil Monetary Penalties Act (42 U.S.C. § 1320a-7a) and all rules and regulations promulgated thereunder, (e) the federal health care program exclusion provisions (42 U.S.C. § 1320a-7) and all rules and regulations promulgated thereunder, (f) the Patient Protection and Affordable Care Act, (g) the so-called federal “Sunshine Law” or Open Payments (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder and (h) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare Part B average sales price (42 U.S.C. § 1395w–3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs, and (i) any state drug transparency laws.

“Hercules LSA” means the Loan and Security Agreement dated May 29, 2020 between the Company, the lenders party thereto, and Hercules Capital, Inc., as administrative agent and collateral agent, as amended from time to time, including by the First Amendment dated March 31, 2021, the Second Amendment dated November 1, 2021, the Third Amendment dated June 24, 2022, the Fourth Amendment dated November 1, 2022 and the Fifth Amendment dated June 6, 2023.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business and other than payments due under license agreements), (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, solely to the extent drawn, (d) all obligations of such Person under Finance Leases, (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability) and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that, if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) will be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Intellectual Property” means all of the following, including all rights in, arising out of, or associated therewith: (a) Trademarks; (b) Patents; (c) Trade Secrets; (d) Copyrights; (e) Domain Names and URLs; (f) computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form; and (g) all other intellectual property rights, whether registered or unregistered, and including remedies against infringement thereof and rights of protection of interest therein, with respect to (a)-(g), in any jurisdiction worldwide.

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter that was not known or reasonably foreseen to the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known to the Company Board or any committee thereof as of the date of this Agreement), which change, effect, event, circumstance, occurrence or other matter, or any consequence thereof, becomes known to the Company Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event; and provided, further, that, subject to the immediately following proviso, in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the price of the Company Common Stock in and of itself or (ii) the fact, in and of itself, that the Company meets or exceeds any internal or published budgets, projections, forecasts or predictions of financial performance for any period; provided, however, that the facts or causes underlying or contributing to any of the matters described in the preceding clause (i) or (ii) may be considered in determining whether an Intervening Event has occurred.

“IP Contracts” means all Contracts which contain a grant of rights, title or interests with respect to Intellectual Property and under which (a) the Company has obtained from or granted to any third party any license, covenant not to sue, co-existence agreement, settlement agreement or other right, title or interest in or (b) the Company is expressly restricted from using, in each case, (a) and (b) of this definition, any Intellectual Property that is material to the t business of the Company, as of the date of this Agreement, except for any (i) non-disclosure Contract entered into in the ordinary course of business, (ii) Contract for Off-the-Shelf Services, and (iii) Contract that is ancillary to a sale of Products to customers or the purchase or use of equipment, reagents or other materials.

“Knowledge” of Parent or the Company, as applicable, means the actual knowledge of the chief executive officer, chief business officer, chief medical officer, chief operating officer, chief commercial officer, chief legal and people officer, and chief financial officer.

“Law” means any foreign or U.S. federal, state, municipal or local law (including common law), treaty, statute, code, order, ordinance, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, or implemented by or under the authority of any Governmental Body (or under the authority of Nasdaq), and, for the sake of clarity, includes, but is not limited to, Healthcare Laws, FDA Laws and Environmental Laws.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“Non-Employee Director Deferred Compensation Plan” means the Company’s Deferred Compensation Plan for Non-Employee Directors, as amended and/or restated from time to time.

“Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. Eastern Time) and ending on the fourth Business Day thereafter at 5:00 p.m. Eastern Time; provided, that, with respect to any material change in the financial terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m. Eastern Time on the second Business Day after delivery of such revised Determination Notice; provided, further, that if fewer than five Business Days remain prior to the scheduled Expiration Date, the Notice Period will be the period beginning upon delivery by the Company to Parent of a Determination Notice and ending twenty-four hours thereafter.

“Off-the-Shelf Service” means any commercially-available service (including software) obtained from a third party (a) on general commercial terms (including shrink-wrap, click-wrap and other “off-the-shelf” contracts), and (b) that is licensed for fixed payments of less than $250,000 in the aggregate or annual payments of less than $100,000 per year per vendor.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (exclusively or jointly) by the Company, as of the date of this Agreement that is used in, held for use in, or otherwise material to, the Company’s business.

“Patents” means all worldwide issued patents (including issued utility and design patents), and any pending applications for the same, including all divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof, patent rights under any post-grant proceedings, any confirmation patent or registration patent or patent of addition based on any such patent, patent term adjustments, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing.

“Permits” means all approvals, authorizations (including marketing authorizations), certificates, certifications, consents, licenses, orders, applications, registrations, exemptions (including investigational exemptions), product listings, variances, operating certificates and permits and other similar authorizations of all Governmental Bodies and any amendments or supplements thereto.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet past due or the amount or validity of which is being contested in good faith, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are (i) not delinquent, (ii) the amount or validity of which is being contested in good faith or (iii) do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company, (c) Liens arising under workers’ compensation, unemployment insurance and social security (d) Company Leases, (e) any covenants, conditions, restrictions, easements, encumbrances and other similar matters affecting the Company Leased Real Property that do not violate the terms of the applicable Company Lease and which do not, individually or in the aggregate, materially impair the use of the Company Leased Real Property by the Company or otherwise in connection with the conduct of the Company’s business in the ordinary course of business, (f) such other Liens that are not, individually or in the aggregate, material to the Company and (g) those matters set forth on Section 9.3(a) of the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a Governmental Body or any department, agency or political subdivision thereof.

“Personal Information” means data or information that (i) identifies an individual or, in combination with any other information or data, is capable of identifying an individual; (ii) is defined as “personal data,” “personally identifiable information,” or “personal information” under any Privacy Requirements; or (iii) is otherwise governed, regulated, or protected by one or more Privacy Requirements.

“Products” means any product that the Company has manufactured, distributed, marketed, licensed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by the Company.

“Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Parent or Purchaser to timely perform its obligations under this Agreement or to timely consummate the Contemplated Transactions.

“Reference Date” means January 1, 2022.

“Release” means any release, spill, emission, escape, leak, pumping, injection, emptying, pouring, dumping, deposit, disposal (including the abandonment or discarding of barrels, containers or other receptacles containing Hazardous Substances), discharge, dispersal, leaching or migration into the indoor or outdoor Environment.

“Representative” means the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“SEC” means the U.S. Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means an written bona fide Acquisition Proposal (except the references in the definition thereof to “twenty percent” will be replaced by “fifty percent”) that the Company Board or a committee thereof has determined, in its good faith judgement (after consultation with its outside legal counsel and financial advisors), is superior to the Acquisition Proposal reflected in this Agreement, taking into account all legal, regulatory and financial terms, the likelihood of consummation (including certainty of closing), and all other aspects of such Acquisition Proposal.

“Tax” or “Taxes” means (i) any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat, unclaimed property, value-added, alternative or add-on minimum, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto and (ii) any liability with respect to any items described in clause (i) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, United States Treasury Regulations Section 1.1502-6(a) (or any similar provision of Law or any predecessor or successor thereof) or otherwise.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any attachments thereto and any amendments thereof) required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith.

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, invention and technical reports, technical information, pricing information, research and development information, processes, formulae, methods, formulations, discoveries, specifications, designs, algorithms, plans, improvements, instructions, models, methodologies, information applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing, and other information useful in studying, testing, developing, producing or formulating, products or intermediates for the synthesis thereof.

“Treasury Regulations” means the Treasury Regulations under the Code.

The following terms are defined in the section or subsection of this Agreement set forth after such term below:

Terms Not Defined in this Section 9.3	Section
401(k) Plan	Section 6.4(d)
401(k) Plan Termination Date	Section 6.4(d)
Acceptance Time	Section 1.1(a)(ii)
Affiliate Transaction	Section 4.23
Alternative Acquisition Agreement	Section 6.3(d)
Antitrust Laws	Section 6.6(b)
Book-Entry Share	Section 3.4(c)
Centerview	Section 4.21
Certificate	Section 3.4(b)
Certificate of Merger	Section 2.2
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 3.6
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 4.2
Company Disclosure Letter	Article IV
Company Leased Real Property	Section 4.11(b)
Company Leases	Section 4.11(b)
Company Material Contract	Section 4.13(a)
Company Organizational Documents	Section 4.1
Company Permits	Section 4.20(a)
Company Related Parties	Section 8.5(c)
Company Registered Intellectual Property	Section 4.14(a)
Company SEC Documents	Section 4.7(a)

Terms Not Defined in this Section 9.3	Section
Company Termination Fee	Section 8.5(b)
Compensation Action	Section 6.8
Confidential Information	Section 6.2(b)
Confidentiality Agreement	Section 1.3
Current Employee	Section 6.4(a)
D&O Tail Policy	Section 6.5(c)
DGCL	Recitals
Dissenting Shares	Section 3.3(a)
Effective Time	Section 2.2
Environmental Liabilities	Section 4.18(d)
ERISA	Section 4.17(c)
Exchange Act	Section 1.1(a)(i)
Expiration Date	Section 1.1(a)(i)
FCPA	Section 4.20(g)
Government Official	Section 4.20(g)
HSR Act	Section 4.6
Indemnified Party	Section 6.5(b)
Initial Expiration Date	Section 1.1(a)(i)
Insurance Policies	Section 4.16
Intentional Breach	Section 8.5(a)
IP Assignment Agreement	Section 4.14(j)
IT Assets	Section 4.27(c)
Maximum Amount	Section 6.5(c)
Measurement Date	Section 4.3(b)
Merger	Recitals
Merger Consideration	Section 3.1(a)
Minimum Tender Condition	Paragraph 1(a) of Annex I
Nasdaq	Section 1.1(a)(ii)
Offer	Recitals
Offer Conditions	Section 1.1(a)(i)
Offer Documents	Section 1.1(b)
Offer Price	Recitals
Outside Date	Section 8.2(b)
Parent	Preamble
Parent 401(k) Plan	Section 6.4(d)
Parent Related Parties	Section 8.5(c)
Paying Agent	Section 3.4(a)
Payoff Letter	Section 6.14
PMR Study	Section 6.2(a)
Pre-Closing Period	Section 6.1(a)
Privacy Laws	Section 4.27(a)
Privacy Requirements	Section 4.27(a)
Purchaser	Preamble
Related Party	Section 4.23

Terms Not Defined in this Section 9.3	Section
Sarbanes-Oxley	Section 4.10(d)
Share	Recitals
Schedule 14D-9	Section 1.2
Schedule TO	Section 1.1(b)
Stockholder List Date	Section 1.3
Stockholder Litigation	Section 6.13
Surviving Corporation	Section 2.1
Takeover Laws	Section 4.22
Third-Party Licensor	Section 4.14(c)
WARN	Section 4.19(b)

Section 9.4. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in a mutually acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 9.5. Assignment. This Agreement may not be assigned by operation of law or otherwise without the prior written consent of each of the other parties, provided, however, that Parent or Purchaser may assign, in its sole discretion, any or all of its rights, interests, and obligations under this Agreement after the Effective Time to any Affiliate of Parent or Purchaser; provided that such assignment shall not impede the rights of the express beneficiaries of this Agreement under Section 6.9.

Section 9.6. Entire Agreement; Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remain in full force and effect, and provided, further, that if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. Except for (a) the rights of the stockholders of the Company to receive the Offer Price and the Merger Consideration, and the holders of Company Equity Awards to receive the consideration described in Section 3.2, (b) the right of the Company, on behalf of the stockholders of the Company and the holders of Company Equity Awards (each of which are third party beneficiaries hereunder to the extent required for this clause (b) to be enforceable), to pursue specific performance as set forth in Section 9.13 or, if specific performance is not sought or granted as a remedy, damages (which damages the parties agree may be based upon a decrease in share value or lost premium) in the event of Parent’s or Purchaser’s breach of this Agreement, (c) as provided in Section 6.5 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of these provisions), and (d) the rights of the Company Related Parties under Section 8.5(c), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the Exhibits and the Company Disclosure Letter annexed hereto or referred to hereby are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement for purposes of the DGCL but instead operate upon the terms of this Agreement as provided herein.

Section 9.7. Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 9.9. Counterparts. This Agreement may be executed and delivered (including by email transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 9.10. Parent Performance Guaranty. As a condition to the inducement of the Company’s willingness to enter into this Agreement, Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time.

Section 9.11. Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement, the Offer, or the Merger, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement, the Offer, or the Merger in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that, each of the parties hereto has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY

WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.12. Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.11 in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.13. Specific Performance.

(a) The parties hereto acknowledge and agree that, in the event of any breach of or failure to perform any provision of this Agreement, irreparable harm would occur that monetary damages, even if available, could not make whole. It is accordingly agreed that each party hereto will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to and injunction or injunctions, specific performance or other equitable relief to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without proof of damages or otherwise and without the posting of a bond or undertaking. The right of specific enforcement provided in this Section 9.13 is an integral part of the Contemplated Transactions and without that right, none of the Company, Parent or Purchaser would have entered into this Agreement. The parties hereto hereby waive, in any action for specific performance, any and all defenses on the basis that, a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason or that a remedy of monetary damages would provide an adequate remedy or that the parties hereto otherwise have adequate remedy at law.

(b) Notwithstanding the parties’ rights to specific performance pursuant to Section 9.13(a), each party may pursue any other remedy available to it at law or in equity, including monetary damages.

Section 9.14. Interpretation. When reference is made in this Agreement to a Section, such reference will be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. References to “ordinary course of business” refer to the ordinary course of business of the Company, including reasonable actions or omissions taken or to be taken by the Company in good faith from time to time in response to changing economic and other conditions, circumstances and events. Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. The phrases “made available” and “delivered,” when used in reference to anything made available to Parent,

Purchaser or any of their respective Representatives prior to the execution of this Agreement, shall be deemed to include information or documents (i) uploaded to the virtual data room hosted by Datasite or (ii) filed with the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC on or after January 1, 2020, and, in each case, at least two (2) Business Days prior to the date hereof. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statues) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References herein to any statute includes all rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PHARMACOSMOS A/S

By:	/s/ Tobias S. Christensen
Name:	Tobias S. Christensen
Title:	President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GENESIS MERGER SUB, INC.

By:	/s/ Josh Franklin
Name:	Josh Franklin
Title:	Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

G1 THERAPEUTICS, INC.

By:	/s/ John E. Bailey, Jr.
Name:	John E. Bailey, Jr.
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not otherwise defined herein have the meanings assigned to them in the Agreement.

1. Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer, unless, immediately prior to the then applicable Expiration Date:

(a) there have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the Expiration Date that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned Subsidiaries), represents at least a majority of the Shares outstanding as of the consummation of the Offer (such condition in this Paragraph 1(a) being, the “Minimum Tender Condition”);

(b) any applicable waiting period under the HSR Act has expired or been terminated and all approvals or clearances applicable to the Offer or the Merger in accordance with the foreign Antitrust Laws listed on Annex IV have been obtained or given; and

(c) no court of competent jurisdiction has issued an order, decree or ruling or taken any other action restraining, making illegal, enjoining or otherwise prohibiting the acquisition of or payment for the Shares pursuant to the Offer or the consummation of the Merger, and no Law applicable to the Offer or the Merger restraining, making illegal, enforcing or otherwise prohibiting the acquisition of or payment for the Shares pursuant to the Offer or the consummation of the Merger shall be in effect; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause (c) unless they shall have taken all actions required under this Agreement to avoid any such order or Law or have any such order lifted.

2. Additionally, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer if, immediately prior to the then applicable Expiration Date, any of the following conditions exist:

(a) (i) the Company has breached in a material respect any of its material agreements or covenants to be performed or complied with by it under the Agreement on or before the Acceptance Time and has not thereafter cured such breach or failure to comply, unless such breach or failure to comply has been waived in writing by Parent, (ii) the representations and warranties of the Company contained in the Agreement (other than the representations and warranties set forth in Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3

I-1

(Capital Stock), clause (i) of Section 4.22 (State Takeover Statutes), and Section 4.25 (No Rights Plan)) and that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date, and (y) are made as of a specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had, individually or in the aggregate, a Company Material Adverse Effect or (iii) the representations and warranties set forth in Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), clause (i) of Section 4.22 (State Takeover Statutes), and Section 4.25 (No Rights Plan) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date);

(b) the Company has not delivered to Parent a certificate dated as of the Expiration Date signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Paragraphs 2(a) and 2(c) have been satisfied as of the Expiration Date;

(c) since the date of the Agreement, there has occurred a Company Material Adverse Effect; or

(d) the Agreement has been terminated pursuant to its terms.

The conditions set forth in Paragraph 2 of this Annex I are for the benefit of Parent and Purchaser, and, except for the conditions set forth in clause (d), Parent or Purchaser may waive such conditions, in whole or in part, at any time or from time to time prior to the Expiration Date, in each case, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

I-2

Annex II

CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

II-1

Annex III

BYLAWS OF THE SURVIVING CORPORATION

III-1

Annex IV

ANTITRUST LAWS

None.